FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 18, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

    Annual Results
      For the year ended 31 December 2021

natwestgroup.com

NatWest Group plc
2021 NatWest Group performance summary
Alison Rose, Chief Executive Officer, commented:

NatWest Group delivered a strong performance in 2021 as we returned to profitability, made progress against our strategy and distributed more than £3.8 billion of capital to our shareholders, including £1.7 billion to the taxpayer.

We are acutely aware of the challenges that many people, families and businesses continue to face up and down the country and are working alongside our customers to provide the support they need – whether that is managing their money better, saving for a house or retirement or starting or growing a new business – as well as playing a leading role in the transition to net zero.

As our economy recovers and the trend towards digital services accelerates, we are investing to deliver long term value in the bank and drive sustainable growth.  We will do this by building closer and deeper relationships with our customers and by supporting their evolving needs and expectations at every stage of their lives.

Resilient financial performance in a challenging environment

  -
Full year attributable profit of £2,950 million and a return on tangible equity of 9.4%.

  -
Income across the UK and RBSI retail and commercial businesses, excluding notable items, increased by 1.4% compared with 2020 principally reflecting balance sheet growth although this was offset by a 61.5% reduction in NatWest Markets income.

  -
Q4 2021 Bank NIM(1) of 2.38% was 3 basis points higher than Q3 2021 reflecting higher yield curve and higher unsecured balances partly offset by lower mortgage margins.

  -
Other expenses, excluding operating lease depreciation and Ulster Bank RoI direct costs, were £256 million, or 4.0% lower than 2020, in line with our target for the year.

  -
A net impairment release of £1,278 million, or 35 basis points of gross customer loans, principally reflects releases in non-default portfolios and the low levels of realised losses we have seen across the year.

  -
A final dividend of 7.5p is proposed and we intend to commence an ordinary share buy-back programme of up to £750 million in the first half of the year, taking total distributions deducted from capital in the year to £3.8 billion.

Robust balance sheet with strong capital and liquidity levels

  -
The CET1 ratio remains strong at 18.2%, reducing by 50 basis points in the quarter due to our proposed on market buybacks and dividends. On 1 January 2022, the proforma CET1 ratio was 15.9% following regulatory changes.

  -
The liquidity coverage ratio of 172% increased by 6 percentage points in the quarter.

  -
Across the UK and RBSI retail and commercial businesses, net lending excluding UK Government support schemes increased by £7.8 billion, or 2.6%, including £10.8 billion of mortgage growth, and increased by £0.8 billion in Q4 2021.

  -
Customer deposits increased by £48.1 billion during 2021 to £479.8 billion.

(1)
Excludes NatWest Markets, Liquid Asset Buffer and Ulster Bank RoI.

Our purpose in action
We champion potential, helping people, families, and businesses to thrive. By working to benefit our customers, colleagues, and communities, we will deliver long-term value and drive sustainable returns to our shareholders. Some key achievements in 2021 include:

People and families

  -
Over one million customers have now grown their savings with us by £100 or more for the first time, including 471,000 in 2021.

  -
60% of our active current account customers exclusively bank with us using digital channels (1).

  -
In Retail Banking, we have completed £728 million of Green Mortgages since their launch in Q4 2020, rewarding customers for choosing an energy efficient home.

  -
As part of our strategy to help families and young people manage their money more effectively, we acquired the fintech business RoosterMoney, whose pocket money app aims to build money confidence and financial capability from an early age.

  -
Our dedicated customer care line, which was set up as a result of the pandemic, has helped and supported 527,123 people in 2021.

  -
Net lending grew by £7.8 billion(1) in 2021, primarily driven by growth in mortgages.

Businesses

  -
Announced a target to provide an additional £100 billion Climate and Sustainable Funding and Financing to customers between the 1 July 2021 and the end of 2025, alongside plans to launch a new green loan product for small to medium-sized enterprise (SME) customers(3).

  -
We committed £6 billion to help SMEs grow, of which £4 billion has already been allocated, and we doubled our funding of female entrepreneurship to £2 billion.

  -
We are the first major bank to join forces with a renewable energy supplier and, through our collaboration with Octopus, we offer our retail, business and wealth customers a tailored package that improves the cost and efficiency of owning and running an electric vehicle.

Colleagues

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In 2021, we were listed as one of The Times Top 50 Employers for Women’ for the eleventh consecutive year and named by LinkedIn as one of the top 25 workplaces in the UK to grow a career.

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For the fifth year, we’ve retained our place in Bloomberg’s ‘Global Gender Equality Index’.

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We have been listed in the ‘Working Families Benchmark Top 10 Employers’, showing that we are among those leading the way in building a flexible, family-friendly workplace.

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In 2021, we provided all colleagues with access to build future skills through the NatWest Group Learning Academy. This supports our commitment for all colleagues to be upskilled in future-focused skills by 2025.

Communities

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Recognised by Good Business Pays for our commitment to paying our invoices promptly to suppliers.

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In July 2021, Coutts became a certified B Corp, evidencing our commitment to balance people, profit and the planet.

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Following a successful launch in Q1 2021, in Q4 2021 we extended our employability programme, CareerSense, to support 13-24-year-olds not in employment, education, or training with readiness for work.

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Through our seven regional boards, we are uniquely positioned to champion the potential of our regions and communities throughout the UK, helping people, families, and businesses to thrive.

  -
During the year we collaborated with the Centre for Social Justice to explore what government, business and the third sector can do to strengthen local communities as the UK recovers from the pandemic.

(1)
Retail Banking current account customers only as at 31 December 2021 - 87% of our retail customer needs are now met digitally, with 60% of our customers banking exclusively digitally. Only activity in the last quarter is considered.
(2)
Net lending to customers across the UK and RBSI retail and commercial businesses, excluding UK Government lending schemes.
(3)
In October 2021, having surpassed our previous 2020-21 £20 billion target during H1 2021, NatWest Group announced an ambition to provide £100 billion Climate and Sustainable Funding and Financing between 1 July 2021 and the end of 2025.

Chief Executive’s Statement

We champion potential, helping people, families, and businesses to thrive.

Our future and our growth are built on this one, clear purpose. It’s what drives us, defines us, and guides us. Because getting this right means success – for ourselves and for everyone we serve.

NatWest Group’s execution is centred around our purpose, driving sustainable growth through our strategic priorities. We are a relationship bank for a digital world, building ever deeper and closer connections with our customers throughout their financial lives, enabling people, families and businesses to thrive.

As I look back on 2021, I’m filled with admiration for the resilience and adaptability that our colleagues and customers have demonstrated during the pandemic. Faced with unprecedented and constantly evolving challenges to the UK’s public health and economy, the collective response has been nothing short of extraordinary.

As it has been throughout the pandemic, the health and well-being of our colleagues and customers continues to be our highest priority. In particular, for the key workers who have remained in our offices and branches to provide the level of service and support our customers have needed to rebuild and thrive.

NatWest Group is the UK’s leading business bank. It is also a truly regional bank, serving 19 million customers throughout the UK. We are proud of the role we play and the relationships we already have across every part of the country. And we are well positioned to deepen these relationships and to help our customers, our economy and our bank to grow because of the actions we have taken in recent years.

Thrive together

In spite of the difficult economic environment and the pressure this continues to place on people, families and businesses up and down the country, the UK remains an attractive and entrepreneurial market, with small and medium-sized enterprises (SMEs) driving around half of UK turnover and employing 60% of the private sector workforce. It is also an increasingly competitive market, where banks have to maintain their relevance to earn their growth.

As the economy starts to recover and grow, customers’ expectations of banks are changing faster than ever. So too is the way people live and work. Customers want a simple, engaging experience, designed to anticipate particular needs and reflect their priorities, just as they have in other areas of their lives.

When I first took up my role as Chief Executive, we committed to a purpose that guides all of our decision-making – we champion potential, helping people, families and businesses to thrive. We also set out clear areas of strategic focus to deliver on this purpose in order to drive sustainable returns for our shareholders and build sustainable value in our bank. We are executing well against these areas of focus, delivering growth in key areas while controlling costs, better allocating our capital and accelerating our digital transformation.

As a relationship bank for a digital world, our focus now is on the opportunities we see for future growth. It is a simple principle: if our customers and economy thrive, so will we.

Sustainable growth will come from ever closer and deeper relationships with our customers at every stage of their lives. Relationships that are based on insight and shared goals, delivering a simpler customer experience that removes complexity and frustration. Relationships that reflect customers’ values and aspirations for themselves and society. Relationships that start earlier in our customers’ lives and which adapt to meet their evolving needs. All of which will be enabled by the strategic partnerships and acquisitions we have made, and by our efforts to simplify how customers interact with our bank so they can enjoy an easier, frictionless banking experience. It will also be driven by a better allocation of our capital – with £3 billion being invested in the business across a three-year period from 2021 to 2023, in addition to the sustainable returns we are delivering to shareholders.

Delivering on our strategy

Of course, we are building from strong foundations. Our operating profit for 2021 of £4.0 billion (£4.3 billion including operating profit from discounted operations(1)) increased from a loss of £481 (£351 million including operating profit from discounted operations(1)) million the year before. This included impairment releases of £1.3 billion, which reflected the low levels of realised losses we have seen across the year.

We also continued to make progress against our other financial targets. The bank’s net lending – excluding government schemes – grew by £7.8 billion in 2021, primarily driven by growth in mortgages. We removed a further £256 million of costs from the business and retain a capital ratio well above our target range.

At the same time, our digital transformation accelerated as our customers chose to interact with us in different ways. Around 60% of our retail current account holders now only interact with us digitally (2) and we have seen further strong growth in mobile payments and video banking. This digitalisation of customer journeys is crucial to our future growth, and our Net Promoter Scores are improving in key segments as a result. For example, our much-improved online process for renewing mortgages now takes as little as 10 minutes.

(1)
Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of Non-IFRS financial and performance measures.
(2)
Retail Banking current account customers only as at 31 December 2021 - 87% of our retail customer needs are now met digitally, with 60% of our customers banking exclusively digitally. Only activity in the last quarter is considered.

Chief Executive’s Statement continued

We are also using our digital capabilities to keep our customers safe and to build their financial capabilities, with credit scoring now available in our app, dedicated support lines available for customers in vulnerable situations and more than 1 million customers growing their savings with us by £100 or more for the first time.

As the UK’s leading business bank and a committed champion of start-ups, we are removing barriers to enterprise, tackling inequality and supporting growth by helping entrepreneurs achieve their ambitions. We offer the UK’s largest fully funded business accelerator network, with accelerator hubs across the country providing support for high-growth businesses, especially those led by under-represented groups. During the pandemic, we pivoted this support for entrepreneurs to be delivered digitally, as we did with our ‘Dream Bigger’ programme which helps 16-18-year-old girls develop transferable entrepreneurial skills. We also helped create the SME Transformation Taskforce to unlock the growth opportunity for the UK economy, identified in our ‘Springboard to Sustainable Recovery’ report.

Turning to our own business, the capital restructuring of NatWest Markets has made substantial progress. It is simpler, less capital intensive and better able to create opportunities for our commercial customers by meeting their financing and risk management needs, and by providing access to global markets as well as leadership in high-growth areas, such as the green and sustainable bond markets. As a result, we are creating a new franchise called Commercial and Institutional by bringing together our Commercial Banking, NatWest Markets and RBS International businesses. The creation of this new franchise is a further step in removing complexity and becoming a simpler bank for customers to deal with.

We continue to make good progress on our phased withdrawal from the Irish market, minimising job losses and protecting services while supporting our customers and colleagues to allow a smooth transition. During the year, we signed two agreements with Allied Irish Banks p.l.c. (AIB) and Permanent TSB p.l.c. (PTSB) which account for about 60% of the Ulster Bank loan book in the Republic of Ireland, including the transfer of colleagues, wholly or mainly supporting the relevant portfolios and 25 branch locations.

These structural changes, along with our strong capital position and continued capital generation, mean that we are well placed to invest for growth, to provide the support our customers need as the economy recovers and to drive sustainable returns to shareholders, with £3.8 billion shareholder distributions announced for 2021 through dividends and buybacks.

The bank’s financial performance in 2021 also included a fine following breaches of the Money Laundering Regulations 2007. NatWest Group takes its responsibility to prevent and detect financial crime extremely seriously. We deeply regret that we failed to adequately monitor one of our customers between 2012 and 2016 to prevent money laundering. And while the case has now come to an end, we continue to invest significant resources in the ongoing fight against financial crime and fraud.

We are delivering our strategy through four strategic priorities, with the aim of driving long-term sustainable value and delivering on our 2023 targets, which we are now updating. As the economy recovers, we feel more confident about income and so we are providing guidance for the first time. In 2022, we expect to deliver income excluding notable items of above £11.0 billion in the Go-forward group(1,2). We are amending our cost reduction target to around 3% per annum for 2022 and 2023(2,3), reflecting higher inflation and our ongoing investment in the business. Nevertheless, we maintain a strong focus on continued cost discipline. We retain our 2023 CET1 ratio of 13–14%, and we have upgraded our return on tangible equity target in 2023 to comfortably above 10% for the Group.

Tackling climate change

One key area where our bank has a critical role to play is in helping to tackle climate change. It is the biggest challenge we face as a society, requiring collaboration and co-operation on a global scale, and NatWest Group was proud to sponsor the COP26 global climate conference which took place in Glasgow in October/November 2021.

Our industry has a responsibility to drive and influence positive change. As such, NatWest Group is committed to getting its own house in order, bringing to an end the most harmful activity and providing the support, advice and products our customers need in order to accelerate the transition to a net-zero economy.

We are one of the few banks to offer a Green Mortgage product, with £728 million of lending to retail customers since its launch in Q4 2020, and we established the Sustainable Homes and Buildings Coalition with British Gas, Worcester Bosch and Shelter to improve the energy efficiency of buildings in the UK. Working with the fintech company CoGo, we were also the first bank to introduce a carbon-tracking feature in our mobile banking app. And we are helping colleagues and customers to move to electric vehicles through a collaboration with Octopus Energy.

(1)	Income excluding notable items.
(2)	Go-forward group excludes Ulster Bank RoI.
(3)	Go-forward group other operating expenses defined as total expenses less litigation and conduct costs.

Chief Executive’s Statement continued

Our Springboard to Sustainable Recovery report found that the transition to net zero can create a huge opportunity for SMEs. Close to 40% of our accelerator hubs are dedicated to supporting sustainable businesses to help our most innovative start-ups to take advantage of this opportunity. There is a clear societal responsibility here, but also an obvious commercial imperative in helping our customers to thrive as we transition to net zero.

Building a culture to champion potential

In seeking to make a positive contribution to the communities we serve, we are also building an open, inclusive and progressive place to work, breaking down barriers for our customers and for our colleagues.

We are a learning organisation and our culture is critical to our future success. We have worked with our colleagues as well as with our customers, suppliers and communities to create a new set of values that reflect the organisation we are today. Values that match the ambition, optimism and energy our purpose has given us, and that we can all believe in.

This builds on the progress we have made in recent years as we consider the needs of all our colleagues and stakeholders. In 2021, we launched our global Talent Academy to help identify and develop colleague potential, with almost 4,000 accepted onto the programme. We also offered mental health workshops for our line managers and our 1,300 Wellbeing Champions, as well as seeing strong take up of our virtual GP and physiotherapy offers.

Outside the bank, we launched our CareerSense programme, providing more than 8,200 young people with free access to tools that will develop critical skills and support their employability prospects. We were also recognised by the Good Business Pays campaign for our commitment to paying our suppliers the day after receiving an invoice, in line with the Supplier Charter which we introduced in 2020.

In our top three layers globally, 38% of roles are currently filled by female colleagues, a 9% increase since we first introduced our target to have a full gender balance in these roles by 2030, but a 1% decrease from 31 December 2020. We know we have more to do and we continue to focus on the recruitment, retention and advancement of women to meet our 2030 target.

In 2020, we launched the Racial Equality Taskforce to listen, learn and better understand the barriers faced by colleagues, customers and communities from Black, Asian and Minority Ethnic backgrounds. Of those who disclose their ethnicity, we have an aggregate of 11% Black, Asian and Minority Ethnic colleagues in our top four layers in the UK; a 3% increase since our 14% target was first introduced in 2018.

Living up to our purpose

Over the coming years, we will create a closer and deeper relationship with the people, families and businesses that we serve throughout the UK. From teenagers to retirees, from newlyweds to new homeowners and from start-ups to the largest multinationals, we will understand them better, provide more value to them and help them to thrive.

By playing such a central role throughout the lives of our customers, by taking action on the issues they care about and by retaining their business as their needs and aspirations change, our bank will go from strength to strength.

More than that, it will make a meaningful contribution to our society, helping to grow and transition our economy as we move towards net zero, sustainably growing our business by living up to our purpose.

Alison Rose
Group Chief Executive Officer

Outlook(1)
The economic outlook remains uncertain. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves. The following statements are based on current market interest rate and economic expectations.

  -
In 2023, we expect to achieve a return on tangible equity of comfortably above 10% for the Group.
  -
In 2022, we expect income excluding notable items to be above £11.0bn in the Go-forward group.
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We plan to invest around £3 billion over 2021 to 2023 but, with continuing simplification, we plan to reduce Go-forward group operating expenses, excluding litigation and conduct costs, by around 3% in both 2022 and 2023.
  -
As a result of positive actions to change the shape of our book in recent years, we expect our through-the-cycle impairment loss rate to be around 20 - 30 basis points. We expect our 2022 and 2023 impairment charge to be lower than our through the cycle loss rate.
  -
Across 2022 and 2023, we expect movements in RWAs to largely reflect lending growth and our phased withdrawal from the Republic of Ireland.

Capital and funding

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We aim to end 2022 with a CET1 ratio of around 14% and target a ratio of 13-14% by 2023.
  -
We intend to maintain ordinary dividends of around 40% of attributable profit and to distribute a minimum of £1 billion in each of 2022 and 2023 via a combination of ordinary and special dividends.
  -
We intend to maintain capacity to participate in directed buybacks of the UK Government stake, recognising that any exercise of this authority would be dependent upon HMT’s intentions and is limited to 4.99% of issued share capital in any 12-month period.
  -
We will consider further on-market buybacks, in addition to the £750 million announced today, as part of our overall capital distribution approach as well as inorganic opportunities provided they are consistent with our strategy and have a strong shareholder value case.
  -
As part of the NatWest Group capital and funding plans we intend to issue between £3 billion to £5 billion of MREL-compliant instruments in 2022, with a continued focus on issuance under our Green, Social and Sustainability Bond Framework. NatWest Markets plc’s funding plan targets £4 billion to £5 billion of public benchmark issuance.

Ulster Bank ROI

  -
We have made good progress on our phased withdrawal from the Republic of Ireland and expect the majority of the Allied Irish Banks and Permanent TSB asset sales to be largely complete by the end of 2022 and deposits to reduce over a longer timescale.
  -
We would expect income and RWAs to follow the balance sheet trajectory. We expect the cost base to reduce over time and anticipate other operating expenses, excluding withdrawal related costs, in 2023 will be around €200 million lower than 2021.
  -
We expect to incur disposal losses through income of around €300 million in 2022 and withdrawal related costs of around €600 million across 2022-24, with around €500 million incurred by the end of 2023.
  -
We expect the phased withdrawal to be capital accretive.

(1)
The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section on pages 406 to 426 of the 2021 NatWest Group plc Annual Report and Accounts and on pages 179 to 200 of the NatWest Markets Plc 2021 Annual Report and Accounts These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

Business performance summary
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2021	2020 (1)	2021	2021 (1)	2020 (1)
	£m	£m	£m	£m	£m
Continuing operations
Go-forward group income (2)	10,284	10,286	2,579	2,629	2,404
Total income	10,512	10,508	2,622	2,708	2,462
Operating expenses	(7,758)	(7,858)	(2,328)	(1,931)	(2,329)
Profit before impairment releases/(losses)	2,754	2,650	294	777	133
Operating profit/(loss) before tax	4,032	(481)	635	1,010	(6)
Profit/(loss) attributable to ordinary shareholders	2,950	(753)	434	674	(109)

Excluding notable items within total income (3)
Go-forward group income excluding notable items (2)	10,074	10,670	2,517	2,511	2,485
Total income excluding notable items (2)	10,267	10,892	2,560	2,555	2,543
Operating expenses	(7,758)	(7,858)	(2,328)	(1,931)	(2,329)
Profit before impairment releases/(losses)
excluding notable items	2,509	3,034	232	624	214
Operating profit/(loss) before tax excluding notable items	3,787	(97)	573	857	75
UK and RBSI retail and commercial income excluding
notable items (2)	9,620	9,486	2,510	2,423	2,319

Performance key metrics and ratios
Bank net interest margin (2,4)	2.39%	2.46%	2.38%	2.35%	2.44%
Bank average interest earning assets (2,4)	£314bn	£301bn	£318bn	£315bn	£306bn
Cost:income ratio (2)	73.4%	74.4%	88.6%	70.9%	94.5%
Loan impairment rate (2)	(35bps)	85bps	(38bps)	(26bps)	15bps
Total earnings per share attributable to ordinary
shareholders - basic	25.4p	(6.2p)	3.8p	5.8p	(0.9p)
Go-forward return on tangible equity	10.0%	(1.3%)	5.6%	8.6%	nm
Return on tangible equity (2)	9.4%	(2.4%)	5.6%	8.6%	(1.4%)

Go-forward group excludes Ulster Bank RoI and discontinued operations.

For the notes to this table, refer to the following page.

Business performance summary continued

	31 December	30 September	31 December
	2021	2021 (1)	2020 (1)
	£bn	£bn	£bn
Balance sheet
Total assets	782.0	778.3	799.5
Funded assets (2)	675.9	674.5	633.0
Loans to customers - amortised cost	359.0	361.0	360.5
Loans to customers and banks - amortised cost and FVOCI	369.8	374.0	372.4
Go-forward group net lending	352.3	347.8	342.5
UK and RBSI retail and commercial net lending excluding UK Government
support schemes (2)	305.7	304.9	297.9
Impairment provisions - amortised cost	3.8	4.3	6.0
Total impairment provisions	3.8	4.4	6.2
Expected credit loss (ECL) coverage ratio	1.0%	1.2%	1.7%
Assets under management and administration (AUMA) (2)	35.6	35.7	32.1
Go-forward group customer deposits (2)	461.4	457.8	412.1
Customer deposits	479.8	476.3	431.7
UK and RBSI retail and commercial customer deposits (2)	443.4	437.2	403.2

Liquidity and funding
Liquidity coverage ratio (LCR)	172%	166%	165%
Liquidity portfolio	286	278	262
Net stable funding ratio (NSFR) (5)	157%	155%	151%
Loan:deposit ratio (2)	75%	76%	84%
Total wholesale funding	77	67	71
Short-term wholesale funding	23	22	19

Capital and leverage
Common Equity Tier (CET1) ratio (6)	18.2%	18.7%	18.5%
Total capital ratio	24.1%	24.6%	24.5%
Pro forma CET1 ratio, pre dividend accrual (7)	19.5%	19.5%	18.8%
Risk-weighted assets (RWAs)	157.0	159.8	170.3
UK leverage ratio (8)	5.8%	5.9%	6.4%
Tangible net asset value (TNAV) per ordinary share	272p	269p	261p
Number of ordinary shares in issues (millions) (9)	11,272	11,436	12,129

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 3 on page 34.
(2)	Refer to Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(3)	Refer to page 11 for details of notable items within total income.
(4)	NatWest Group excluding NWM, Ulster Bank RoI and liquid asset buffer.
(5)	NSFR reported in line with CRR2 regulations finalised in June 2019.
(6)
Based on CRR end-point including the IFRS 9 transitional adjustment of £0.6 billion (30 September 2021 - £1.0 billion; 31 December 2020 - £1.7 billion). Excluding this adjustment, the CET1 ratio would be 17.8% (30 September 2021 - 18.1%; 31 December 2020 - 17.5%).

(7)
The pro forma CET1 ratio at 31 December 2021 excludes foreseeable items of £2.0 billion, £846 million for ordinary dividends and £1,190 million foreseeable charges and pension contributions (30 September 2021 excludes foreseeable items of £1.2 billion, £402 million for ordinary dividends and £816 million foreseeable charges and pension contributions; 31 December 2020 excludes foreseeable charges of £364 million for ordinary dividend (3p per share) and £266 million pension contribution).

(8)
Based on UK end-point including the IFRS 9 transitional adjustment of £0.6 billion (30 September 2021 - £1.0 billion; 31 December 2020 - £1.7 billion). Excluding this adjustment the UK leverage ratio would be 5.7% (30 September 2021 - 5.8%; 31 December 2020 - 6.1%).

(9)
In March 2021, there was an agreement with HM Treasury to buy 591 million ordinary shares in the Company from UK Government Investments Ltd (UKGI). NatWest Group cancelled 391 million of the purchased ordinary shares and transferred the remaining 200 million to own shares held. The number of ordinary shares in issue excludes own shares held which comprises the remainder of the shares purchased and shares held by the NatWest Group 2001 Employee Share Trust. In line with the announcement in July 2021, NatWest Group plc repurchased and cancelled 310.8 million shares for total consideration of £676.2 million excluding fees. Of the 310.8 million shares bought back, 2.8 million shares were settled and cancelled in January 2022. The nominal value of the share cancellations has been transferred to the capital redemption reserve with the share premium element to retained earnings.

Business performance summary continued
Chief Financial Officer review
We have delivered a strong operating performance in 2021. Group RoTE was 9.4%, benefiting from a £1.3 billion net impairment release. We achieved our Group cost reduction target of 4.0% and lending growth across our UK and RBSI retail and commercial businesses was 2.6%, excluding UK Government financial support schemes. Our capital and liquidity position remains strong after returning £3.8 billion to shareholders, and default levels have remained low across all our portfolios. The CET1 ratio was 18.2%, reducing to 15.9% on 1 January 2022 following regulatory RWA and capital changes. We have made good progress on our phased withdrawal from the Republic of Ireland and will focus the financial commentary below on the Group excluding Ulster Bank RoI (Go-forward group).

Financial performance

Total income, excluding notable items, in the Go-forward group was 5.6% lower than prior year. Across the UK and RBSI retail and commercial businesses income increased by 1.4% reflecting strong balance sheet growth, principally in our mortgage book. NWM income was below expectations, down by 61.5%, compared with 2020, reflecting continued weakness in Fixed Income, impacted by subdued levels of customer activity and ongoing reshaping of the business, and exceptional levels of market activity in the prior year. Income in the Go-forward group was broadly in line with Q3 2021.
Bank NIM(1) of 2.39% was 7 basis points lower than 2020 impacted by reduced structural hedge income, yield curve movements and lower unsecured balances. Q4 2021 Bank NIM(1) of 2.38% was 3 basis points higher than Q3 2021 reflecting higher yield curve, higher unsecured balances partly offset by lower mortgage margins.

We delivered a cost reduction of £256 million, or 4.0%, in 2021, in line with our target for the year. This has been achieved by transformation across our customer journeys and NWM business, in line with the strategic announcement made in February 2020 and a £68 million reduction in the bank levy charge. Strategic costs of £787 million included £237 million in NWM related to transformation, £124 million of redundancy charges, £88 million of technology spend, and an £85 million goodwill impairment.

A net impairment release of £1,278 million reflects the low levels of realised losses we have seen across the year. Total impairment provisions reduced by £2.4 billion to £3.8 billion during 2021 and as a result ECL coverage ratio decreased from
1.66% to 1.03%. Whilst we are comfortable with the strong credit performance of our book, we continue to hold economic uncertainty post model adjustments (PMAs) of £0.6 billion, or 15.3% of total impairment provisions. We will continue to assess this position throughout the year.

We are pleased to report a 2021 attributable profit of £2,950 million, with earnings per share of 25.4 pence and a RoTE of 9.4%. A final dividend of 7.5 pence per share is proposed, bringing our total 2021 paid and proposed capital distributions to £3.8 billion through a combination of ordinary dividends, directed buybacks of the UK Government stake and our on-market buyback programme.

Across the UK and RBSI retail and commercial businesses, and excluding UK Government support schemes, net lending increased by 2.6%. Mortgage growth exceeded the market, however commercial lending was behind market as we have sought to reduce certain exposures, through targeted sector reductions and capital actions, whilst continuing to focus on supporting customers through sustainable lending. During the second half of the year we completed £8.1 billion Climate and Sustainable Funding and Financing against our £100 billion target.

Customer deposits in the Go-forward group increased by £49.3 billion, or 12.0%, in 2021 including £9.4 billion related to Treasury repo activity. Across the UK and RBSI retail and commercial businesses customer deposits increased by 10.0%, as customers continued to build and retain liquidity.

TNAV per share increased by 3 pence in the quarter to 272 pence largely reflecting the attributable profit partially offset by movements in the cash flow hedging reserve.

Capital
The CET1 ratio remains strong at 18.2%, or 17.8% excluding IFRS 9 transitional relief. The 30 basis points reduction in the year includes capital distributions of c.240 basis points, partially offset by the reduction in RWAs, c.170 basis points, and the attributable profit net of IFRS 9 transitional relief and other capital movements. RWAs of £157.0 billion reduced by £13.3 billion in 2021 mainly reflecting business movements in Commercial Banking, including targeted sector reductions, improvement in risk parameters and active capital management.

On 1 January 2022, the proforma CET1 ratio was 15.9% including the impact of regulatory RWA inflation, 200 basis points, the removal of the software development costs capital benefit, 20 basis points, and the tapering of IFRS 9 transitional relief, 10 basis points. RWAs increased by £18.8 billion, including £14.8 billion associated with mortgage risk weight changes.

Funding and liquidity

The LCR increased by 6 percentage points to 172% in the quarter, representing £89.9 billion headroom above 100% minimum requirement, following a Term Funding Scheme with additional incentives for SMEs (TFSME) drawdown. Total wholesale funding increased by £10.0 billion in the quarter to £76.7 billion.

(3)
Excludes Natwest Markets, Liquid Asset Buffer and Ulster Bank RoI.

Business performance summary continued
Summary consolidated income statement for the period ended 31 December 2021

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2021	2020 (1)	2021	2021 (1)	2020 (2)
	£m	£m	£m	£m	£m
Net interest income	7,614	7,476	1,942	1,889	1,901
Own credit adjustments	6	(24)	4	2	(43)
Other non-interest income	2,892	3,056	676	817	604
Non-interest income	2,898	3,032	680	819	561
Total income	10,512	10,508	2,622	2,708	2,462
Litigation and conduct costs	(466)	(113)	(190)	(294)	(194)
Strategic costs	(787)	(1,013)	(378)	(77)	(326)
Other expenses	(6,505)	(6,732)	(1,760)	(1,560)	(1,809)
Operating expenses	(7,758)	(7,858)	(2,328)	(1,931)	(2,329)
Profit before impairment losses	2,754	2,650	294	777	133
Impairment releases/(losses)	1,278	(3,131)	341	233	(139)
Operating profit/(loss) before tax	4,032	(481)	635	1,010	(6)
Tax charge	(996)	(74)	(234)	(330)	(75)
Profit/(loss) from continuing operations	3,036	(555)	401	680	(81)
Profit from discontinued operations, net of tax	276	121	97	64	61
Profit/(loss) for the period	3,312	(434)	498	744	(20)

Attributable to:
Ordinary shareholders	2,950	(753)	434	674	(109)
Preference shareholders	19	26	5	5	5
Paid-in equity holders	299	355	58	63	83
Non-controlling interests	44	(62)	1	2	1

Notable items within total income (2)
Retail Banking
Retail Banking debt sale gain	-	8	-	-	1
Metro Bank mortgage portfolio acquisition loss	-	(58)	-	-	(58)
Private Banking
Consideration on the sale of Adam & Company
investment management business	54	-	54	-	-
Commercial Banking
Commercial Banking fair value and disposal
gain/(loss)	(22)	(37)	(4)	4	(27)
Commercial Banking tax variable lease repricing	32	-	-	-	-
NatWest Markets
NatWest Markets asset disposals/strategic
risk reduction (3)	(64)	(83)	(12)	(12)	(8)
Own credit adjustments (OCA)	6	(24)	3	2	(43)
Central items & other
Loss on redemption of own debt	(138)	(324)	-	-	-
Liquidity Asset Bond sale gains	120	113	50	45	2
Share of associate profit/(loss) for Business
Growth Fund	219	(22)	11	79	8
Property strategy update	(44)		(44)	-
FX recycling gain/(loss) in Central items & other	-	(40)	-	-	(1)
IFRS volatility in Central items & other (4)	47	83	3	-	45
Own credit adjustments (OCA)	-	-	1	-	-
Ulster Bank RoI
Ulster Bank RoI gain arising from the restructuring of
structural hedges	35	-	-	35	-
Total	245	(384)	62	153	(81)

(1)
Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 3 on page 34.
(2)
Refer to page 1 of the Non-IFRS financial measures Appendix.
(3)
Asset disposals/strategic risk reduction relates to the cost of exiting positions, which includes changes in carrying value to align to the expected exit valuation, and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020.
(4)
IFRS volatility relates to derivatives used for risk management not in IFRS hedge accounting relationships and IFRS hedge ineffectiveness.

Business performance summary
Retail Banking
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Total income	4,445	4,181	1,164	1,131	974
Operating expenses	(2,513)	(2,540)	(774)	(552)	(818)
of which: Other expenses	(2,250)	(2,295)	(605)	(543)	(566)
Impairment releases/(losses)	36	(792)	(5)	(16)	(65)
Operating profit	1,968	849	385	563	91

Return on equity	26.1%	10.2%	19.7%	29.9%	3.8%
Net interest margin	2.08%	2.13%	2.08%	2.09%	2.03%
Cost:income ratio	56.5%	60.8%	66.5%	48.8%	84.0%
Loan impairment rate	(2)bps	45bps	1bps	4bps	15bps
			£bn	£bn	£bn
Net loans to customers (amortised cost)			182.2	180.5	172.3
Customer deposits			188.9	186.3	171.8
RWAs			36.7	36.6	36.7

In 2021, Retail Banking continued to grow net lending with an measured approach to risk, delivering a return on equity of 26.1% and operating profit of £1,968 million. Lending growth was supported by a strong performance in mortgages and a return to unsecured lending growth in the second half of 2021. Retail Banking completed £1.1 billion of Climate and Sustainable Funding and Financing in 2021, which will contribute towards the new NatWest Group target of £100 billion between 1 July 2021 and the end of 2025.

2021 performance
−
Total income was £264 million, or 6.3%, higher than 2020 reflecting mortgage balance and margin improvement, higher transactional-related fee income and non-repeat of loss on acquisition, partially offset by the impact of the lower interest rate environment on deposit returns, lower average unsecured balances and the annualised impact of regulatory changes on fee income.

−	Net interest margin was 5 basis points lower than 2020 reflecting lower deposit returns and lower average unsecured balances, partly offset by higher mortgage margins.
−
Other expenses decreased by £45 million, or 2.0%, compared with 2020 primarily reflecting an 8.8% reduction in headcount as a result of continued customer digital adoption, automation and improvement of end-to-end customer journeys, including digitalising the customer account opening processes, leading to an increase in straight through processing within journeys from 45% in December 2020 to 70% in December 2021.

−	Strategic costs of £117 million in Q4 2021 include an £85 million impairment of goodwill, reflecting a legacy business in accelerated run down within Retail Banking.
−	An impairment release of £36 million primarily reflects ECL provision releases in the non-defaulted portfolio.
−
Net loans to customers increased by £9.9 billion, or 5.7%, compared with 2020 as a result of strong gross new mortgage lending and improved retention. Gross new mortgage lending was £36.0 billion with flow share of 11.5%, supporting mortgage balance growth of £9.8 billion or 6.0%, representing a stock share of 11.0%. Cards were stable however; we have seen improved customer spend and demand in the second half of 2021. Personal advances reduced by £0.2 billion as customers made higher overdraft repayments in H1 2021, reflecting the impact of UK Government restrictions partly offset by growth in H2 2021 as customer demand for personal loans increased as the UK economy recovered.

−
Customer deposits increased by £17.1 billion, or 10.0%, compared with 2020 as UK Government schemes combined with Covid-related restrictions resulted in lower customer spend and increased savings in H1 2021.

−	RWAs were broadly stable compared with 2020 primarily reflecting lending growth, offset by continued quality improvements.
Q4 performance
−
Total income was £33 million, or 2.9%, higher than Q3 2021 reflecting higher transactional-related fee income, higher mortgage balances, higher unsecured balances and improved deposit returns, partially offset by mortgage margin dilution as competition in the market remained intense. Non-interest income in Q4 2021 benefitted from the impact of movements in one-off items, including travel related profit share, totaling around £9 million. Total income was £190 million higher than Q4 2020, primarily reflecting mortgage balance and margin improvements and the non-repeat of a loss on acquisition.

−
Net interest margin was 1 basis point lower than Q3 2021 reflecting mortgage margin dilution, largely offset by the continued recovery in unsecured balances and higher deposit returns, supported by the December 2021 GBP base rate rise. Mortgage completion margins of 102 basis points were lower than the back book margin of 161 basis points, with application margins of 60 basis points in the quarter, reflecting a steep rise in swap rates, increasing to around 70 basis points in the latter part of Q4 2021.

−	Other expenses were £62 million, or 11.4% higher than Q3 2021 largely due to the inclusion of the annual UK bank levy charge and the timing of marketing, investment, and other non-staff costs.
−	Impairment losses of £5 million in Q4 2021 primarily reflects Stage 3 defaults, which remain at low levels, partially offset by ECL provision releases from the improved economic outlook.
−
Net loans to customers increased by £1.7 billion, or 0.9% compared with Q3 2021 reflecting continued mortgage growth of £1.4 billion, with gross new mortgage lending of £8.4 billion representing flow share of 12.3%. Both personal advances and cards increased by £0.1 billion respectively as customer demand and spend levels continued to increase.

Business performance summary
Private Banking
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Total income	816	763	253	195	184
Operating expenses	(520)	(455)	(155)	(116)	(91)
of which: Other expenses	(504)	(466)	(145)	(117)	(119)
Impairment releases/(losses)	54	(100)	12	15	(26)
Operating profit	350	208	110	94	67
Return on equity	17.0%	10.3%	21.3%	18.1%	13.3%
Net interest margin	1.76%	2.05%	1.75%	1.76%	1.86%
Cost:income ratio	63.7%	59.6%	61.3%	59.5%	49.5%
Loan impairment rate	(29)bps	58bps	(26)bps	(32)bps	61bps
			£bn	£bn	£bn
Net loans to customers (amortised cost)			18.4	18.4	17.0
Customer deposits			39.3	35.7	32.4
RWAs			11.3	11.4	10.9
Assets Under Management (AUMs) (1)			30.2	30.5	27.0
Assets Under Administration (AUAs) (1)			5.4	5.2	5.1
Assets Under Management and Administration (AUMA) (1)			35.6	35.7	32.1

(1) The definition of AUMs/AUAs has been updated to provide clarity on assets where the investment management is undertaken by Private Banking. AUMs now comprise assets where the investment management is undertaken by Private Banking irrespective of the franchise the customer belongs to. AUAs now comprises third party assets held on an execution-only basis in custody. Total AUMA remain as before.

In 2021, Private Banking delivered strong growth across AUMA, lending and deposits which has supported a 2021 return on equity of 17.0% and operating profit of £350 million. Digital net new money across NatWest Invest, Royal Bank Invest and Coutts Invest of £0.8 billion in 2021 is more than double 2020. Approximately 2,114 new customers were onboarded into Private Banking, an increase of around 29% compared to 2020.
NatWest Group completed the sale of Adam & Company’s investment management business on 1 October 2021 for a total consideration of £54 million, which has been recorded as a notable item in the Q4 2021 results.

2021 performance
−
Total income was £53 million, or 6.9%, higher than 2020 reflecting a £54 million consideration from the sale of the Adam & Company investment management business in Q4 2021 and strong balance growth partially offset by lower deposit returns in a lower interest rate environment.

−	Net interest margin decreased by 29 basis points reflecting lower deposit returns and higher liquidity portfolio costs.
−	Other expenses were £38 million, or 7.9%, higher than 2020 principally due to investment in digital infrastructure and an increase in headcount related to the enhancement of AUMA growth propositions.
−	A net impairment release of £54 million in 2021 mainly reflects ECL provision releases in non-default portfolios.
−
Net loans to customers increased by £1.4 billion, or 8.2%, compared with 2020 driven by continued strong mortgage lending growth of £1.1 billion or 10.3%, including gross new lending of £3.3 billion. RWAs increased by £0.4 billion, or 3.7%.

−
Customer deposits increased by £6.9 billion, or 21.3%, compared with 2020 reflecting strong personal and commercial inflows as UK Government restrictions resulted in clients continuing to build and retain liquidity.

−
AUMAs increased by £3.5 billion, or 10.9%, driven by an increase in AUM net new money (NNM) of £3.0 billion and AUM positive investment performance of £2.1 billion, partially offset by the £1.8 billion impact of the sale of Adam & Company’s investment management business and £0.2 billion EEA resident client outflows following the UK’s exit from the EU. AUM NNM of £3.0 billion represents 9.3% of opening AUMAs, which is double NNM in 2020.

Q4 performance
−	Total income was £58 million, or 29.7%, higher than Q3 2021 impacted by the consideration from the sale of the Adam & Company investment management business.
−	Net interest margin decreased by 1 basis point in Q4 2021 as higher funding costs were partially offset by an increase in deposit income. Mortgage book margin was 182 basis points at Q4 2021.
−
Other expenses were £28 million, or 23.9%, higher than Q3 2021 largely due to the annual bank levy charge and timing of marketing spend. Other expenses were £26 million, or 21.8% higher than Q4 2020 largely reflecting investment in digital infrastructure, timing of marketing spend and a 4.2% increase in headcount related to the enhancement of AUMA growth propositions.

−	Net loans to customers were stable compared with Q3 2021 with mortgage growth offset by lower commercial lending.
−
AUMAs were broadly stable compared with Q3 2021 as an increase in NNM of £0.7 billion and positive investment performance of £1.1 billion, was offset by the £1.8 billion impact from the sale of Adam & Company’s investment management business.

Business performance summary
Commercial Banking
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Total income	3,875	3,958	987	965	951
Operating expenses	(2,354)	(2,430)	(646)	(556)	(656)
of which: Other expenses (excluding OLD)	(2,013)	(2,116)	(546)	(484)	(560)
Impairment releases/(losses)	1,073	(1,927)	289	216	(10)
Operating profit/(loss)	2,594	(399)	630	625	285
Return on equity	22.0%	(4.5%)	22.4%	21.7%	8.1%
Net interest margin	1.54%	1.68%	1.52%	1.49%	1.56%
Cost:income ratio	59.3%	59.9%	64.2%	56.0%	67.8%
Loan impairment rate	(104)bps	173bps	(113)bps	(83)bps	4bps
			£bn	£bn	£bn
Net loans to customers (amortised cost)			101.2	102.7	108.2
Customer deposits			177.7	178.3	167.7
RWAs			66.4	66.4	75.1

Commercial Banking delivered a resilient performance with a return on equity of 22.0% and operating profit of £2,594 million including a £1,073 million impairment release as the UK economy continued to recover. Returns have improved through active capital management, pricing discipline, and a targeted sector strategy linked to our purpose.

Growth in Tyl, our innovative merchant acquiring platform, saw over £1.5 billon of transactions in 2021, three times 2020 levels, as transaction activity recovered and customers favoured digital payment solutions and reduced their reliance on cash and branch.

Commercial Banking completed £5.2 billion of Climate and Sustainable Funding and Financing in 2021, including £2.7 billion in H2 2021 which will contribute towards the new NatWest Group target of £100 billion between 1 July 2021 and the end of 2025.

2021 performance
−
Total income was £83 million, or 2.1%, lower than 2020 due to reduced deposit returns in a low interest rate environment and lower lending volumes, partially offset by a recovery in transactional banking fee income in H2 2021 driven by the UK economy.

−	Net interest margin decreased by 14 basis points in 2021 reflecting lower deposit returns.
−
Other expenses, excluding OLD, decreased by £103 million, or 4.8%, compared with 2020 reflecting cost efficiencies and simplifying our operating model enabling better service to our customers including building momentum in our digital service, whilst reducing our headcount by 9.8%.

−	Impairment release of £1,073 million primarily reflects ECL provision releases related to the improved economic outlook with Stage 3 defaults remaining at low levels.
−
Net loans to customers decreased by £7.0 billion, or 6.5%, compared with 2020 primarily reflecting targeted sector reductions including real estate, retail and leisure and active capital management of £1.0 billion. Customer liquidity resulted in net revolving credit facility (RCF) repayments of £1.7 billion driven by large corporates & institutions and real estate as well as UK Government financial support scheme repayments of £1.3 billion. RCF utilisation was approximately 19% of committed facilities in 2021, significantly below pre-COVID-19 levels of approximately 27%. These items were partially offset by £1.4 billion lower loan provisions and growth in specialist businesses of £0.7 billion.

−	Customer deposits increased by £10.0 billion, or 6.0%, compared with 2020 reflecting customer behaviour to build and retain liquidity.
−
RWAs decreased by £8.7 billion, or 11.6%, compared with 2020 mainly reflecting business movements including targeted sector reductions in real estate and retail, improvement in risk parameters and active capital management of £1.5 billion.

Q4 performance
−
Total income was £22 million, or 2.3%, higher than Q3 2021 due to improved deposit returns supporting an increase in net interest income and continued recovery in transactional banking payment activity.

−	Net interest margin improved by 3bps compared with Q3 2021 due to higher deposit returns supported by the December 2021 GBP base rate rise.
−
Other expenses, excluding OLD, were £61 million, or 12.6%, higher than Q3 2021 largely due to due to the inclusion of the annual UK bank levy charge and the timing of marketing and other non-staff costs.

−	Impairment release of £289 million in Q4 2021 primarily reflects ECL releases related to the improved economic outlook with Stage 3 defaults remaining at low levels.
−
Net loans to customers were £1.5 billion, or 1.5%, lower than Q3 2021 primarily reflecting UK Government financial support scheme repayments of £0.7 billion, further targeted sector reductions including Real Estate £0.8 billion and working capital flows, partly offset by an increase in specialist business activity of £0.7 billion, and lower loan provision of £0.4 billion.

−	Customer deposits were £0.6 billion, or 0.3%, lower than Q3 2021 in part due to seasonal outflows.

Business performance summary
RBS International
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Total income	548	497	156	136	126
Operating expenses	(242)	(291)	(70)	(60)	(112)
of which: Other expenses	(228)	(244)	(68)	(56)	(73)
Impairment releases/(losses)	52	(107)	12	11	(27)
Operating profit	358	99	98	87	(13)
Return on equity	22.5%	6.1%	24.0%	21.6%	(5.5%)
Net interest margin	1.01%	1.17%	0.99%	0.99%	1.03%
Cost:income ratio	44.2%	58.6%	44.9%	44.1%	88.9%
Loan impairment rate	(33)bps	80bps	(31)bps	(28)bps	81bps
			£bn	£bn	£bn
Net loans to customers (amortised cost)			15.5	15.6	13.3
Customer deposits			37.5	36.9	31.3
RWAs			7.5	8.1	7.5
Depositary assets (1)			479.4	463.8	427.5

(1)
Assets held by RBSI as an independent trustee and in a depositary service capacity.

During 2021 RBS International (RBSI) delivered £358 million of operating profit with return on equity of 22.5% through strong lending and deposit volumes, an impairment release and continued growth in our depositary offering. This was achieved while continuing investment in our digital offering to customers including new payment features on the mobile app for both personal and business customers and the extension of our video banking proposition delivered in 2021.

RBSI completed £1.5 billion of Climate and Sustainable Funding and Financing in 2021, including £0.9 billion in H2 2021 which will contribute towards the new NatWest Group target of £100 billion between 1 July 2021 and the end of 2025.

2021 performance
−
Total income increased by £51 million, or 10.3%, compared with 2020 as a result of higher average lending balances in Institutional Banking, including higher non-utilisation fees, and higher depositary fee income.

−
Net interest margin decreased by 16 basis points in 2021 reflecting a higher proportion of lower yielding assets with central banks due to the higher volume of short term customer deposits in the year.

−	Other expenses decreased by £16 million, or 6.6%, compared with 2020 primarily reflecting the reduction in the bank levy charge for 2021.
−	An impairment release of £52 million in 2021 largely reflects releases across Stage 1 and 2 within the wholesale sector.
−	Net loans to customers increased by £2.2 billion, or 16.5%, compared with 2020 as a result of higher Institutional Banking sector volumes.
−	Customer deposits increased by £6.2 billion, or 19.8%, compared with 2020 as a result of higher call balances in the Institutional Banking sector throughout the year.
−	Depositary assets were £51.9 billion, or 12.1%, higher than 2020 reflecting strong performance in the funds sector primarily in the UK.
−	RWAs of £7.5 billion are broadly stable compared with 2020 as a result of lending volume growth primarily in the Institutional Banking sector, offset by model updates in the period.
Q4 performance
−	Total income increased by £20 million, or 14.7%, compared with Q3 2021 reflecting higher fee income from higher arrangement and account maintenance fees and higher volume growth.
−
Net interest margin remained broadly stable in Q4 2021 as higher income from higher average lending balances was offset by high levels of short-term customer deposits placed with central banks at the start of the quarter.

−
Other expenses increased by £12 million, or 21.4%, million compared to Q3 2021 primarily due to additional technology spend, annual license fees and a £2 million charge relating to the annual bank levy.

−	Net loans to customers decreased by £0.1 billion, or 0.6% compared with Q3 2021 primarily due to seasonal repayments in Institutional Banking Fund balances.
−	Customer deposits increased by £0.6 billion, or 1.6% compared with Q3 2021 as a result of higher call balances in the Institutional Banking sector in the quarter.

Business performance summary
NatWest Markets (1)
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Income before revenue share paid, asset disposals and OCA	670	1,423	78	160	177
Revenue share with other NatWest Group segments	(197)	(193)	(44)	(55)	(53)
Income excluding asset disposals and OCA	473	1,230	34	105	124
Asset disposals/strategic risk reduction (2)	(64)	(83)	(12)	(12)	(8)
Own credit adjustments (OCA)	6	(24)	3	2	(43)
Total income	415	1,123	25	95	73
Operating expenses	(1,161)	(1,310)	(343)	(258)	(301)
of which: Other expenses	(907)	(1,038)	(245)	(206)	(244)
Impairment releases/(losses)	35	(40)	16	3	(2)
Operating loss	(711)	(227)	(302)	(160)	(230)

Return on equity	(13.1%)	(3.8%)	(22.5%)	(12.1%)	(15.0%)
Cost:income ratio	279.8%	116.7%	nm	271.6%	nm
			£bn	£bn	£bn
Funded assets			96.1	108.0	105.9
RWAs			24.2	25.4	26.9

(1)
The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity (NWM Plc) or group (NWM or NWM Group) because the NatWest Markets segment excludes the Central items & other segment.
(2)
Asset disposals/strategic risk reduction relates to the cost of exiting positions, which includes changes in carrying value to align to the expected exit valuation, and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020.

NatWest Markets has supported its customers’ evolving needs with innovative solutions and continued to deliver a more integrated customer proposition across NatWest Group. NatWest Markets has made good progress on building a refocused, sustainable business from which it can grow. NatWest Markets incurred an operating loss in 2021 but has largely completed its RWA reduction and continued to reduce operating expenses, and in Q4 2021, introduced changes to Rates which will improve the strategic alignment with the rest of the business and drive income growth. NatWest Markets performance at the beginning of 2022 has been in line with expectations.

NatWest Markets completed £9.7 billion of Climate and Sustainable Funding and Financing in 2021, including £3.3 billion in H2 2021 which will contribute towards the new NatWest Group target of £100 billion between 1 July 2021 and the end of 2025.

2021 performance
−
Income excluding asset disposals/strategic risk reduction and OCA was £757 million, or 61.5% lower than 2020. The performance of Fixed Income was weak in 2021 impacted by subdued levels of customer activity and the reshaping of the business, in contrast to the prior year which benefited from exceptional levels of market activity generated by the initial spread of the COVID-19 virus. Both Currencies and Capital Markets income were lower than 2020 but performed broadly in line with expectations.

−	Other expenses decreased by £131 million, or 12.6%, compared with 2020 reflecting continued reductions in line with the strategic announcement in February 2020.
−	A net impairment release of £35 million in 2021 reflects releases against a number of cases throughout the year.
−
RWAs decreased by £2.7 billion, or 10.0%, compared with 2020 reflecting lower levels of market risk and counterparty credit risk, including the impact of capital optimisation actions taken throughout the year.

Q4 performance
−
Income excluding asset disposals/strategic risk reduction and OCA was £71 million lower than Q3 2021 and £90 million lower than Q4 2020 reflecting continued weakness in Fixed Income, which was further impacted by subdued levels of customer activity and ongoing reshaping of the business. Disposal losses were £12 million, in line with Q3 2021. An OCA increase of £46 million compared with Q4 2020 was partially offset by £4 million higher disposal losses.

−	Other expenses were £39 million higher than Q3 2021 largely due to higher back office operational costs, including the annual bank levy charge.
−	RWAs decreased by £1.2 billion, or 4.7%, compared with Q3 2021 primarily due to a seasonal reduction in counterparty credit risk towards the end of the year.

Business performance summary
Ulster Bank RoI
Continuing operations
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2021	2020 (1)	2021	2021 (1)	2020 (1)
	€m	€m	€m	€m	€m
Total income	265	250	50	93	63
Operating expenses	(557)	(498)	(153)	(131)	(115)
of which: Other expenses	(487)	(462)	(111)	(121)	(100)
Impairment releases/(losses)	33	(157)	15	9	(7)
Operating loss	(259)	(405)	(88)	(29)	(59)

			€bn	€bn	€bn
Net loans to customers (amortised cost)			7.9	15.3	20.0
Customer deposits			21.9	21.6	21.8
RWAs			10.9	11.7	13.2

(1)
Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 3 on page 34.

Total UB RoI including discontinued operations
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
	€m	€m	€m	€m	€m
Total income	578	574	128	171	144
Operating expenses	(609)	(548)	(166)	(144)	(127)
of which: Other expenses	(539)	(512)	(124)	(134)	(112)
Impairment releases/(losses)	99	(281)	67	19	3
Operating profit/(loss)	68	(255)	29	46	20

			€bn	€bn	€bn
Net loans to customers (amortised cost)			18.6	19.0	20.0
Customer deposits			21.9	21.6	21.8
RWAs			10.9	11.7	13.2

Ulster Bank RoI continues to make progress on its phased withdrawal from the Republic of Ireland. On 17 December 2021 UBIDAC entered a legally binding agreement with Permanent TSB p.l.c. (PTSB) for the proposed sale of approximately €7.6bn of gross performing loans as at 30 June 2021, comprising performing non-tracker mortgages, performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its digital platform, and 25 Ulster Bank branch locations. Completion of the sale is subject to obtaining competition, regulatory and other approvals, including PTSB's holding company shareholder approval, and other conditions being satisfied. The transaction is expected to occur in phases between Q4 2022 and Q1 2023 with the majority of loans expected to transfer by Q4 2022.
Progress continues with Allied Irish Banks, p.l.c. (AIB) for the transfer of approximately €4.2bn, plus up to €2.8bn of undrawn exposures, of performing commercial lending. A key part of the process is to complete the regulatory approvals and the Competition and Consumer Protection Commission (CCPC) has already carried out an extended preliminary investigation and on 31 December 2021 announced its decision to carry out a Phase 2 investigation into the proposed sale. There is no firm date for the completion of this process. Discussions are ongoing with other counterparties about their potential interest in other parts of the bank.
Continuing operations of Ulster Bank RoI include re-presented comparatives for the income statement. The representation is in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

2021 performance (continuing operations)
−
Total income was €15 million, or 6.0%, higher than 2020 reflecting gains arising from the adjustment of the swap hedging portfolio to align the modelled maturity position of deposits and other balances to the withdrawal plan, offset by lower lending levels and fee income as a result of the decision to withdraw from the RoI market.

−
Other expenses were €25 million, or 5.4%, higher than 2020, due to higher VAT costs and regulatory levies, partially offset by a 15% reduction in headcount, lower advertising spend and back office operational costs.

−	A net impairment release of €33 million in 2021 reflects improvements in the reducing loan portfolios and economic forecasts.
−	Net loans to customers decreased by €12.1 billion primarily due to the reclassification of €10.7 billion of loans to the disposal group.
Q4 performance (continuing operations)
−	Total income was €43 million, or 46.2%, lower than Q3 2021 mainly due to the gain arising from the adjustment of the swap hedging portfolio in Q3 2021.
−	Other expenses were €10 million, or 8.3%, lower than Q3 2021 primarily due to lower back office operational costs.
−	Net loans to customers decreased by €7.4 billion primarily due to the reclassification of €7.0 billion of loans to the disposal group.

Business performance summary
Central items & other
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Central items not allocated	(301)	(653)	(211)	(173)	(153)

−
Central items not allocated represented a £301 million operating loss in 2021 principally reflecting litigation and conduct charges of £243 million, strategic costs of £201 million and losses on redemption of own debt of £138 million related to the repurchase of legacy instruments, partially offset by a £219 million share of gains under equity accounting for Business Growth Fund, and other Treasury income. 2020 included the day one loss on redemption of own debt of £324 million related to the repurchase of legacy instruments, property-related strategic costs and litigation and conduct charges.

Segment performance
	Year ended 31 December 2021
	Go-forward group
							Total
							excluding		Total
	Retail	Private	Commercial	RBS	NatWest	Central items	Ulster	Ulster	NatWest
	Banking	Banking	Banking	International	Markets	& other	Bank RoI	Bank RoI	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	4,074	480	2,582	383	9	(14)	7,514	100	7,614
Own credit adjustments	-	-	-	-	6	-	6	-	6
Other non-interest income	371	336	1,293	165	400	199	2,764	128	2,892
Total income	4,445	816	3,875	548	415	185	10,284	228	10,512
Direct expenses - staff costs	(454)	(138)	(557)	(108)	(369)	(1,498)	(3,124)	(141)	(3,265)
- other costs	(225)	(52)	(264)	(57)	(113)	(2,397)	(3,108)	(132)	(3,240)
Indirect expenses	(1,571)	(314)	(1,332)	(63)	(425)	3,853	148	(148)	-
Strategic costs - direct	(126)	(10)	(60)	(8)	(237)	(327)	(768)	(19)	(787)
- indirect	(61)	(9)	(33)	(3)	(17)	126	3	(3)	-
Litigation and conduct costs	(76)	3	(108)	(3)	-	(243)	(427)	(39)	(466)
Operating expenses	(2,513)	(520)	(2,354)	(242)	(1,161)	(486)	(7,276)	(482)	(7,758)
Operating profit/(loss) before impairment releases	1,932	296	1,521	306	(746)	(301)	3,008	(254)	2,754
Impairment releases	36	54	1,073	52	35	-	1,250	28	1,278
Operating profit/(loss)	1,968	350	2,594	358	(711)	(301)	4,258	(226)	4,032
Income excluding notable items	4,445	762	3,865	548	473	(19)	10,074	193	10,267

Additional information
Return on tangible equity (1)	na	na	na	na	na	na	10.0%	na	9.4%
Return on equity (1)	26.1%	17.0%	22.0%	22.5%	(13.1%)	nm	nm	nm	na
Cost:income ratio (1)	56.5%	63.7%	59.3%	44.2%	279.8%	nm	70.3%	nm	73.4%
Total assets (£bn)	210.0	29.9	184.6	40.6	200.7	93.4	759.2	22.8	782.0
Funded assets (£bn) (1)	210.0	29.8	184.6	40.6	96.1	92.0	653.1	22.8	675.9
Net loans to customers - amortised cost (£bn)	182.2	18.4	101.2	15.5	7.5	27.5	352.3	6.7	359.0
Loan impairment rate (1)	(2)bps	(29)bps	(104)bps	(33)bps	nm	nm	(35)bps	nm	(35)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.5)	(0.1)	(0.1)	-	(3.3)	(0.5)	(3.8)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.6)	-	(0.1)	-	(1.6)	(0.4)	(2.0)
Customer deposits (£bn)	188.9	39.3	177.7	37.5	2.3	15.7	461.4	18.4	479.8
Risk-weighted assets (RWAs) (£bn)	36.7	11.3	66.4	7.5	24.2	1.8	147.9	9.1	157.0
RWA equivalent (RWAe) (£bn)	36.7	11.3	66.4	7.7	25.8	2.1	150.0	9.1	159.1
Employee numbers (FTEs - thousands)	14.6	1.9	8.6	1.6	1.6	27.9	56.2	1.7	57.9
Third party customer asset rate (2)	2.66%	2.36%	2.71%	2.26%	nm	nm	nm	nm	nm
Third party customer funding rate (2)	(0.06%)	-	(0.01%)	0.08%	nm	nm	nm	0.02%	nm
Average interest earning assets (£bn) (1)	196.0	27.2	168.1	37.8	32.7	nm	nm	15.9	524.9
Net interest margin (1)	2.08%	1.76%	1.54%	1.01%	nm	nm	nm	nm	nm
Bank net interest margin (1)	na	na	na	na	na	na	2.39%	na	na

For the notes to this table, refer to page 23. nm = not meaningful.

Segment performance
	Year ended 31 December 2020 (3)
	Go-forward group
							Total
							excluding		Total
	Retail	Private	Commercial	RBS	NatWest	Central items	Ulster	Ulster	NatWest
	Banking	Banking	Banking	International	Markets	& other	Bank RoI	Bank RoI	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	3,868	489	2,740	371	(57)	(57)	7,354	122	7,476
Own credit adjustments	-	-	-	-	(24)	-	(24)	-	(24)
Other non-interest income	313	274	1,218	126	1,204	(179)	2,956	100	3,056
Total income	4,181	763	3,958	497	1,123	(236)	10,286	222	10,508
Direct expenses - staff costs	(516)	(149)	(638)	(117)	(524)	(1,319)	(3,263)	(153)	(3,416)
- other costs	(208)	(52)	(284)	(53)	(152)	(2,481)	(3,230)	(86)	(3,316)
Indirect expenses	(1,571)	(265)	(1,339)	(74)	(362)	3,781	170	(170)	-
Strategic costs - direct	(52)	(2)	(40)	(45)	(237)	(625)	(1,001)	(12)	(1,013)
- indirect	(174)	(13)	(139)	(4)	(30)	373	13	(13)	-
Litigation and conduct costs	(19)	26	10	2	(5)	(120)	(106)	(7)	(113)
Operating expenses	(2,540)	(455)	(2,430)	(291)	(1,310)	(391)	(7,417)	(441)	(7,858)
Operating profit/(loss) before impairment losses	1,641	308	1,528	206	(187)	(627)	2,869	(219)	2,650
Impairment losses	(792)	(100)	(1,927)	(107)	(40)	(26)	(2,992)	(139)	(3,131)
Operating profit/(loss)	849	208	(399)	99	(227)	(653)	(123)	(358)	(481)
Income excluding notable items	4,231	763	3,995	497	1,230	(46)	10,670	222	10,892

Additional information
Return on tangible equity (1)	na	na	na	na	na	na	1.2%	na	(2.4%)
Return on equity (1)	10.2%	10.3%	(4.5%)	6.1%	(3.8%)	nm	nm	nm	na
Cost:income ratio (1)	60.8%	59.6%	59.9%	58.6%	116.7%	nm	71.7%	nm	74.4%
Total assets (£bn)	197.6	26.2	187.4	34.0	270.1	57.6	772.9	26.6	799.5
Funded assets (£bn) (1)	197.6	26.2	187.4	34.0	105.9	55.3	606.4	26.6	633.0
Net loans to customers - amortised cost (£bn)	172.3	17.0	108.2	13.3	8.4	23.3	342.5	18.0	360.5
Loan impairment rate (1)	45bps	58bps	173bps	80bps	nm	nm	86bps	nm	85bps
Impairment provisions (£bn)	(1.8)	(0.1)	(2.9)	(0.1)	(0.2)	(0.1)	(5.2)	(0.8)	(6.0)
Impairment provisions - stage 3 (£bn)	(0.8)	-	(1.1)	-	(0.1)	(0.1)	(2.1)	(0.5)	(2.6)
Customer deposits (£bn)	171.8	32.4	167.7	31.3	2.6	6.3	412.1	19.6	431.7
Risk-weighted assets (RWAs) (£bn)	36.7	10.9	75.1	7.5	26.9	1.4	158.5	11.8	170.3
RWA equivalent (RWAe) (£bn)	36.7	10.9	75.1	7.5	28.7	1.6	160.5	11.8	172.3
Employee numbers (FTEs - thousands)	16.0	1.8	9.6	1.7	2.2	25.9	57.2	2.0	59.2
Third party customer asset rate (2)	2.89%	2.53%	2.86%	2.51%	nm	nm	nm	nm	nm
Third party customer funding rate (2)	(0.19%)	(0.11%)	(0.08%)	(0.01%)	nm	nm	nm	(0.04%)	nm
Average interest earning assets (£bn) (1)	181.4	23.8	163.1	31.7	37.9	nm	nm	16.6	483.7
Net interest margin (1)	2.13%	2.05%	1.68%	1.17%	nm	nm	nm	nm	nm
Bank net interest margin (1)	na	na	na	na	na	na	2.46%	na	na

For the notes to this table, refer to page 23. nm = not meaningful.

Segment performance
	Quarter ended 31 December 2021
	Go-forward group
							Total
							excluding		Total
	Retail	Private	Commercial	RBS	NatWest	Central items	Ulster	Ulster	NatWest
	Banking	Banking	Banking	International	Markets	& other	Bank RoI	Bank RoI	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,057	126	645	106	13	(28)	1,919	23	1,942
Own credit adjustments	-	-	-	-	3	1	4	-	4
Other non-interest income	107	127	342	50	9	21	656	20	676
Total income	1,164	253	987	156	25	(6)	2,579	43	2,622
Direct expenses - staff costs	(112)	(36)	(136)	(28)	(95)	(352)	(759)	(34)	(793)
- other costs	(64)	(22)	(68)	(21)	(20)	(737)	(932)	(35)	(967)
Indirect expenses	(429)	(87)	(376)	(19)	(130)	1,067	26	(26)	-
Strategic costs - direct	(105)	(3)	(17)	(1)	(96)	(147)	(369)	(9)	(378)
- indirect	(12)	(2)	(3)	-	(2)	19	-	-	-
Litigation and conduct costs	(52)	(5)	(46)	(1)	-	(59)	(163)	(27)	(190)
Operating expenses	(774)	(155)	(646)	(70)	(343)	(209)	(2,197)	(131)	(2,328)
Operating profit/(loss) before impairment (losses)/releases	390	98	341	86	(318)	(215)	382	(88)	294
Impairment (losses)/releases	(5)	12	289	12	16	4	328	13	341
Operating profit/(loss)	385	110	630	98	(302)	(211)	710	(75)	635
Income excluding notable items	1,164	199	991	156	34	(27)	2,517	43	2,560

Additional information
Return on tangible equity	na	na	na	na	na	na	5.5%	na	5.6%
Return on equity (1)	19.7%	21.3%	22.4%	24.0%	(22.5%)	nm	nm	nm	na
Cost:income ratio (1)	66.5%	61.3%	64.2%	44.9%	nm	nm	85.0%	nm	88.6%
Total assets (£bn)	210.0	29.9	184.6	40.6	200.7	93.4	759.2	22.8	782.0
Funded assets (£bn) (1)	210.0	29.8	184.6	40.6	96.1	92.0	653.1	22.8	675.9
Net loans to customers - amortised cost (£bn)	182.2	18.4	101.2	15.5	7.5	27.5	352.3	6.7	359.0
Loan impairment rate (1)	1bps	(26)bps	(113)bps	(31)bps	nm	nm	(37)bps	nm	(38)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.5)	(0.1)	(0.1)	-	(3.3)	(0.5)	(3.8)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.6)	-	(0.1)	-	(1.6)	(0.4)	(2.0)
Customer deposits (£bn)	188.9	39.3	177.7	37.5	2.3	15.7	461.4	18.4	479.8
Risk-weighted assets (RWAs) (£bn)	36.7	11.3	66.4	7.5	24.2	1.8	147.9	9.1	157.0
RWA equivalent (RWAe) (£bn)	36.7	11.3	66.4	7.7	25.8	2.1	150.0	9.1	159.1
Employee numbers (FTEs - thousands)	14.6	1.9	8.6	1.6	1.6	27.9	56.2	1.7	57.9
Third party customer asset rate (2)	2.58%	2.34%	2.73%	2.33%	nm	nm	nm	nm	nm
Third party customer funding rate (2)	(0.05%)	-	-	0.12%	nm	nm	nm	0.05%	nm
Average interest earning assets (£bn) (1)	201.5	28.5	168.4	42.7	33.7	nm	536.6	15.0	551.6
Net interest margin (1)	2.08%	1.75%	1.52%	0.99%	nm	nm	nm	nm	nm
Bank net interest margin (1)	na	na	na	na	na	na	2.38%	na	na

For the notes to this table, refer to page 23. nm = not meaningful.

Segment performance
	Quarter ended 30 September 2021 (3)
	Go-forward group
							Total
							excluding		Total
	Retail	Private	Commercial	RBS	NatWest	Central items	Ulster	Ulster	NatWest
	Banking	Banking	Banking	International	Markets	& other	Bank RoI	Bank RoI	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,041	122	629	95	(1)	(20)	1,866	23	1,889
Own credit adjustments	-	-	-	-	2	-	2	-	2
Other non-interest income	90	73	336	41	94	127	761	56	817
Total income	1,131	195	965	136	95	107	2,629	79	2,708
Direct expenses - staff costs	(110)	(35)	(141)	(28)	(86)	(378)	(778)	(35)	(813)
- other costs	(50)	(10)	(65)	(12)	(29)	(552)	(718)	(29)	(747)
Indirect expenses	(383)	(72)	(314)	(16)	(91)	915	39	(39)	-
Strategic costs - direct	(5)	(2)	(4)	(1)	(51)	(5)	(68)	(9)	(77)
- indirect	11	-	(7)	(1)	1	(3)	1	(1)	-
Litigation and conduct costs	(15)	3	(25)	(2)	(2)	(254)	(295)	1	(294)
Operating expenses	(552)	(116)	(556)	(60)	(258)	(277)	(1,819)	(112)	(1,931)
Operating profit/(loss) before impairment (losses)/releases	579	79	409	76	(163)	(170)	810	(33)	777
Impairment (losses)/releases	(16)	15	216	11	3	(3)	226	7	233
Operating profit/(loss)	563	94	625	87	(160)	(173)	1,036	(26)	1,010
Income excluding notable items	1,131	195	961	136	105	(17)	2,511	44	2,555

Additional information
Return on tangible equity (1)	na	na	na	na	na	na	8.6%	na	8.5%
Return on equity (1)	29.9%	18.1%	21.7%	21.6%	(12.1%)	nm	nm	nm	na
Cost:income ratio (1)	48.8%	59.5%	56.0%	44.1%	271.6%	nm	68.8%	nm	70.9%
Total assets (£bn)	207.6	28.2	186.0	39.9	210.1	81.3	753.1	25.2	778.3
Funded assets (£bn) (1)	207.6	28.2	186.0	39.9	108.0	79.6	649.3	25.2	674.5
Net loans to customers - amortised cost (£bn)	180.5	18.4	102.7	15.6	7.1	23.5	347.8	13.2	361.0
Loan impairment rate (1)	4bps	(32)bps	(83)bps	(28)bps	nm	nm	(26)bps	nm	(26)bps
Impairment provisions (£bn)	(1.6)	(0.1)	(1.9)	(0.1)	(0.1)	-	(3.8)	(0.5)	(4.3)
Impairment provisions - stage 3 (£bn)	(0.8)	-	(0.8)	(0.1)	(0.1)	-	(1.8)	(0.4)	(2.2)
Customer deposits (£bn)	186.3	35.7	178.3	36.9	2.2	18.4	457.8	18.5	476.3
Risk-weighted assets (RWAs) (£bn)	36.6	11.4	66.4	8.1	25.4	1.9	149.8	10.0	159.8
RWA equivalent (RWAe) (£bn)	36.6	11.4	66.5	8.2	26.9	2.1	151.7	10.0	161.7
Employee numbers (FTEs - thousands)	15.0	1.9	8.8	1.6	1.6	27.5	56.4	1.8	58.2
Third party customer asset rate (2)	2.64%	2.36%	2.65%	2.24%	nm	nm	nm	nm	nm
Third party customer funding rate (2)	(0.05%)	-	-	0.07%	nm	nm	nm	0.02%	nm
Average interest earning assets (£bn) (1)	197.5	27.5	167.5	37.9	32.5	nm	nm	15.7	527.9
Net interest margin (1)	2.09%	1.76%	1.49%	0.99%	nm	nm	nm	nm	nm
Bank net interest margin (1)	na	na	na	na	na	na	2.41%	na	na

For the notes to this table, refer to the following page. nm = not meaningful.

Segment performance
	Quarter ended 31 December 2020 (3)
	Go-forward group
							Total
							excluding		Total
	Retail	Private	Commercial	RBS	NatWest	Central items	Ulster	Ulster	NatWest
	Banking	Banking	Banking	International	Markets	& other	Bank RoI	Bank RoI	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	949	118	667	85	(2)	53	1,870	31	1,901
Own credit adjustments	-	-	-	-	(43)	-	(43)	-	(43)
Other non-interest income	25	66	284	41	118	43	577	27	604
Total income	974	184	951	126	73	96	2,404	58	2,462
Direct expenses - staff costs	(117)	(32)	(141)	(25)	(90)	(385)	(790)	(37)	(827)
- other costs	(56)	(16)	(72)	(16)	(21)	(780)	(961)	(21)	(982)
Indirect expenses	(393)	(71)	(382)	(32)	(133)	1,042	31	(31)	-
Strategic costs - direct	(6)	2	(35)	(37)	(50)	(197)	(323)	(3)	(326)
- indirect	(36)	(3)	(28)	(1)	(6)	77	3	(3)	-
Litigation and conduct costs	(210)	29	2	(1)	(1)	(5)	(186)	(8)	(194)
Operating expenses	(818)	(91)	(656)	(112)	(301)	(248)	(2,226)	(103)	(2,329)
Operating profit/(loss) before impairment (losses)/releases	156	93	295	14	(228)	(152)	178	(45)	133
Impairment (losses)/releases	(65)	(26)	(10)	(27)	(2)	(1)	(131)	(8)	(139)
Operating profit/(loss)	91	67	285	(13)	(230)	(153)	47	(53)	(6)
Income excluding notable items	1,031	184	978	126	124	42	2,485	58	2,543

Additional information
Return on tangibe equity (1)	na	na	na	na	na	na	0.3%	na	(1.4%)
Return on equity (1)	3.8%	13.3%	8.1%	(5.5%)	(15.0%)	nm	nm	nm	na
Cost:income ratio (1)	84.0%	49.5%	67.8%	88.9%	nm	nm	nm	nm	94.5%
Total assets (£bn)	197.6	26.2	187.4	34.0	270.1	57.6	772.9	26.6	799.5
Funded assets (£bn) (1)	197.6	26.2	187.4	34.0	105.9	55.3	606.4	26.6	633.0
Net loans to customers - amortised cost (£bn)	172.3	17.0	108.2	13.3	8.4	23.3	342.5	18.0	360.5
Loan impairment rate (1)	15bps	61bps	4bps	81bps	nm	nm	15bps	nm	15bps
Impairment provisions (£bn)	(1.8)	(0.1)	(2.9)	(0.1)	(0.2)	(0.1)	(5.2)	(0.8)	(6.0)
Impairment provisions - stage 3 (£bn)	(0.8)	-	(1.1)	-	(0.1)	(0.1)	(2.1)	(0.5)	(2.6)
Customer deposits (£bn)	171.8	32.4	167.7	31.3	2.6	6.3	412.1	19.6	431.7
Risk-weighted assets (RWAs) (£bn)	36.7	10.9	75.1	7.5	26.9	1.4	158.5	11.8	170.3
RWA equivalent (RWAe) (£bn)	36.7	10.9	75.1	7.5	28.7	1.6	160.5	11.8	172.3
Employee numbers (FTEs - thousands)	16.0	1.8	9.6	1.7	2.2	25.9	57.2	2.0	59.2
Third party customer asset rate (2)	2.81%	2.38%	2.65%	2.33%	nm	nm	nm	nm	nm
Third party customer funding rate (2)	(0.10%)	(0.01%)	(0.01%)	0.05%	nm	nm	nm	(0.01%)	nm
Average interest earning assets (£bn) (1)	186.1	25.2	170.2	32.9	36.5	nm	nm	17.0	499.8
Net interest margin (1)	2.03%	1.86%	1.56%	1.03%	nm	nm	nm	nm	nm
Bank net interest margin (1)	na	na	na	na	na	na	2.44%	na	na

nm = not meaningful
(1)	Refer to the appendix for details of basis of preparation and reconciliation of non-IFRS performance measures where relevant.
(2)
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation. Net interest margin is calculated as net interest income as a percentage of the average interest-earning assets, excluding assets of disposal groups and without these remaining exclusions.

(3)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 3 on page 34.

Business performance summary
Capital and leverage ratios
The table below sets out the key capital and leverage ratios.
	31 December	30 September	31 December
	2021	2021	2020
Capital adequacy ratios (1)%		%	%
CET1	18.2	18.7	18.5
Tier 1	20.7	21.1	21.4
Total	24.1	24.6	24.5

Capital	£m	£m	£m
Tangible equity	30,689	30,769	31,712

Prudential valuation adjustment	(274)	(264)	(286)
Deferred tax assets	(761)	(765)	(760)
Own credit adjustments	21	27	(1)
Pension fund assets	(465)	(385)	(579)
Cash flow hedging reserve	395	254	(229)
Foreseeable ordinary dividends	(846)	(402)	(364)
Foreseeable charges - on-market ordinary share buy back programme	(825)	(462)	-
Foreseeable pension contributions	(365)	(354)	(266)
Prudential amortisation of software development costs	411	476	473
Adjustments under IFRS 9 transitional arrangements	621	973	1,747
Other adjustments for regulatory purposes	(5)	(5)	-
Total deductions	(2,093)	(907)	(265)

CET1 capital	28,596	29,862	31,447
AT1 capital	3,875	3,875	4,983
Tier 1 capital	32,471	33,737	36,430
Tier 2 capital	5,402	5,522	5,255
Total regulatory capital	37,873	39,259	41,685

Risk-weighted assets
Credit risk	120,116	122,270	129,914
Counterparty credit risk	7,907	8,475	9,104
Market risk	7,917	7,979	9,362
Operational risk	21,031	21,031	21,930
Total RWAs	156,971	159,755	170,310

Leverage
Cash and balances at central banks	177,757	164,851	124,489
Trading assets	59,158	66,357	68,990
Derivatives	106,139	103,770	166,523
Financial assets	412,817	417,273	422,647
Other assets	17,106	26,027	16,842
Assets of disposal groups	9,015	-	-
Total assets	781,992	778,278	799,491
Derivatives
- netting and variation margin	(110,204)	(107,160)	(172,658)
- potential future exposures	35,035	36,382	38,171
Securities financing transactions gross up	1,397	1,903	1,179
Other off balance sheet items	44,240	44,292	45,853
Regulatory deductions and other adjustments	(8,980)	(14,340)	(8,943)
Claims on central banks	(174,148)	(161,688)	(122,252)
Exclusion of bounce back loans	(7,474)	(7,845)	(8,283)
UK leverage exposure	561,858	569,822	572,558
UK leverage ratio (%) (2)	5.8	5.9	6.4

(1)
Based on CRR end-point including an IFRS 9 transitional adjustment of £0.6 billion (30 September 2021 - £1.0 billion, 31 December 2020 - £1.7 billion). Excluding this adjustment, the CET1 ratio would be 17.8% (30 September 2021 – 18.1%, 31 December 2020 – 17.5%). The amended article for the prudential treatment of software assets was implemented in December 2020. Excluding this adjustment the CET1 ratio would be 18.0% (30 September 2021 – 18.4%, 31 December 2020 – 18.2%).

(2)
The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims. Excluding an IFRS 9 transitional adjustment, the UK leverage ratio would be 5.7% (30 September 2021 – 5.8%, 31 December 2020 – 6.1%). The amended article for the prudential treatment of software assets was implemented in December 2020. Excluding this adjustment the UK leverage ratio would be 5.7% (30 September 2021 – 5.8%, 31 December 2020 – 6.3%.

Business performance summary
Portfolio summary – segment analysis
The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	Go-forward group
							Total
						Central	excluding	Ulster
	Retail	Private	Commercial	RBS	NatWest	items	Ulster	Bank
	Banking	Banking	Banking	International	Markets	& other	Bank RoI	RoI	Total
2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost
and FVOCI
Stage 1	168,013	17,600	82,893	16,185	8,290	32,283	325,264	5,560	330,824
Stage 2	13,594	967	17,853	477	147	90	33,128	853	33,981
Stage 3	1,884	270	1,820	162	99	-	4,235	787	5,022
Of which: individual	-	270	631	162	91	-	1,154	61	1,215
Of which: collective	1,884	-	1,189	-	8	-	3,081	726	3,807
Subtotal excluding disposal group loans	183,491	18,837	102,566	16,824	8,536	32,373	362,627	7,200	369,827
Disposal group loans								9,084	9,084
Total								16,284	378,911
ECL provisions (1)
Stage 1	134	12	116	7	6	17	292	10	302
Stage 2	590	29	758	23	3	11	1,414	64	1,478
Stage 3	850	37	651	25	75	-	1,638	388	2,026
Of which: individual	-	37	221	25	67	-	350	13	363
Of which: collective	850	-	430	-	8	-	1,288	375	1,663
Subtotal excluding ECL provisions on disposal group loans	1,574	78	1,525	55	84	28	3,344	462	3,806
ECL on disposal group loans								109	109
Total								571	3,915
ECL provisions coverage (2)
Stage 1 (%)	0.1	0.1	0.1	0.0	0.1	0.1	0.1	0.2	0.1
Stage 2 (%)	4.3	3.0	4.3	4.8	2.0	12.2	4.3	7.5	4.4
Stage 3 (%)	45.1	13.7	35.8	15.4	75.8	-	38.7	49.3	40.3
ECL provisions coverage excluding disposal group loans	0.9	0.4	1.5	0.3	1.0	0.1	0.9	6.4	1.0
ECL provisions coverage on disposal group loans								1.2	1.2
Total								3.5	1.0
Impairment (releases)/losses
ECL (release)/charge (3)	(36)	(54)	(1,073)	(52)	(35)	-	(1,250)	(28)	(1,278)
Stage 1	(387)	(45)	(818)	(39)	(15)	(3)	(1,307)	(70)	(1,377)
Stage 2	157	(15)	(272)	(16)	(11)	3	(154)	(33)	(187)
Stage 3	194	6	17	3	(9)	-	211	75	286
Of which: individual	-	6	19	3	(6)	-	22	(2)	20
Of which: collective	194	-	(2)	-	(3)	-	189	77	266
Continuing operations	(36)	(54)	(1,073)	(52)	(35)	-	(1,250)	(28)	(1,278)
Discontinued operations								(57)	(57)
Total								(85)	(1,335)

Amounts written-off	220	6	467	28	67	-	788	88	876
Of which: individual	-	6	378	28	43	-	455	-	455
Of which: collective	220	-	89	-	24	-	333	88	421

Business performance summary
Portfolio summary – segment analysis continued
	Go-forward group
							Total
						Central	excluding
	Retail	Private	Commercial	RBS	NatWest	items	Ulster	Ulster Bank
	Banking	Banking	Banking	International	Markets	& other	Bank RoI	RoI	Total
2020	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost
and FVOCI
Stage 1	139,956	15,321	70,685	12,143	7,780	26,859	272,744	14,380	287,124
Stage 2	32,414	1,939	37,344	2,242	1,566	110	75,615	3,302	78,917
Stage 3	1,891	298	2,551	211	171	-	5,122	1,236	6,358
Of which: individual	-	298	1,578	211	162	-	2,249	43	2,292
Of which: collective	1,891	-	973	-	9	-	2,873	1,193	4,066
	174,261	17,558	110,580	14,596	9,517	26,969	353,481	18,918	372,399
ECL provisions (1)
Stage 1	134	31	270	14	12	13	474	45	519
Stage 2	897	68	1,713	74	49	15	2,816	265	3,081
Stage 3	806	39	1,069	48	132	-	2,094	492	2,586
Of which: individual	-	39	607	48	124	-	818	13	831
Of which: collective	806	-	462	-	8	-	1,276	479	1,755
	1,837	138	3,052	136	193	28	5,384	802	6,186
ECL provisions coverage (2)
Stage 1 (%)	0.1	0.2	0.4	0.1	0.2	0.1	0.2	0.3	0.2
Stage 2 (%)	2.8	3.5	4.6	3.3	3.1	13.6	3.7	8.0	3.9
Stage 3 (%)	42.6	13.1	41.9	22.8	77.2	-	40.9	39.8	40.7
	1.1	0.8	2.8	0.9	2.0	0.1	1.5	4.2	1.7
Impairment (releases)/losses
ECL (release)/charge (3,4)	792	100	1,927	107	40	26	2,992	139	3,131
Stage 1	(36)	25	(58)	8	(2)	10	(53)	(36)	(89)
Stage 2	619	60	1,667	71	54	15	2,486	115	2,601
Stage 3	209	15	318	28	(12)	1	559	60	619
Of which: individual	-	15	166	28	(3)	-	206	(12)	194
Of which: collective	209	-	152	-	(9)	1	353	72	425
Continuing operations	792	100	1,927	107	40	26	2,992	139	3,131
Discontinued operations								111	111
Total								250	3,242
Amounts written-off	378	5	321	3	11	-	718	219	937
Of which: individual	-	5	172	3	11	-	191	-	191
Of which: collective	378	-	149	-	-	-	527	219	746

(1)	Includes £5 million (2020 - £6 million) related to assets classified as FVOCI.
(2)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(3)
Includes a £3 million release (2020 – £12 million charge) related to other financial assets, of which £2 million release (2020 – £2 million charge) related to assets classified as FVOCI; and £34 million release (2020 – £28 million charge) related to contingent liabilities.

(4)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 3 on page 34.
(5)
The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to the Financial instruments within the scope of the IFRS 9 ECL framework section in the NatWest Group plc 2021 Annual Report and Accounts for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £176.3 billion (2020 – £122.7 billion) and debt securities of £44.9 billion (2020 – £53.8 billion).

Analysis of ECL provision
The table below shows gross loans and ECL provision analysis.
	31 December 2021	30 September 2021	30 June 2021	31 December 2020
	£m	£m	£m	£m
Total loans	369,827	374,000	375,592	372,399
Personal	207,380	211,902	209,699	204,188
Wholesale	162,447	162,098	165,893	168,211

Value of loans in Stage 2	33,981	41,485	53,188	78,917
Personal	14,423	14,036	20,414	34,352
Wholesale	19,558	27,449	32,774	44,565

ECL provisions in Stage 2	1,478	1,899	2,300	3,081
Personal	614	716	786	996
Wholesale	864	1,183	1,514	2,085

ECL provision coverage in Stage 2	4.35%	4.58%	4.32%	3.90%
Personal	4.26%	5.09%	3.85%	2.90%
Wholesale	4.42%	4.31%	4.62%	4.68%

Condensed consolidated income statement for the period ended 31 December 2021

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2021	2020 (1)	2021	2021 (1)	2020 (1)
	£m	£m	£m	£m	£m

Interest receivable	9,313	9,798	2,345	2,319	2,299
Interest payable	(1,699)	(2,322)	(403)	(430)	(398)

Net interest income	7,614	7,476	1,942	1,889	1,901

Fees and commissions receivable	2,698	2,722	724	668	650
Fees and commissions payable	(574)	(722)	(149)	(140)	(131)
Income from trading activities	323	1,125	(3)	95	71
Other operating income	451	(93)	108	196	(29)

Non-interest income	2,898	3,032	680	819	561

Total income	10,512	10,508	2,622	2,708	2,462

Staff costs	(3,676)	(3,878)	(915)	(881)	(975)
Premises and equipment	(1,133)	(1,222)	(368)	(263)	(320)
Other administrative expenses	(2,026)	(1,845)	(735)	(588)	(764)
Depreciation and amortisation	(923)	(913)	(310)	(199)	(270)

Operating expenses	(7,758)	(7,858)	(2,328)	(1,931)	(2,329)

Profit before impairment losses	2,754	2,650	294	777	133
Impairment releases/(losses)	1,278	(3,131)	341	233	(139)

Operating profit/(loss) before tax	4,032	(481)	635	1,010	(6)
Tax charge	(996)	(74)	(234)	(330)	(75)
Profit/(loss) from continuing operations	3,036	(555)	401	680	(81)
Profit from discontinued operations, net of tax	276	121	97	64	61
Profit/(loss) for the period	3,312	(434)	498	744	(20)

Attributable to:
Ordinary shareholders	2,950	(753)	434	674	(109)
Preference shareholders	19	26	5	5	5
Paid-in equity holders	299	355	58	63	83
Non-controlling interests	44	(62)	1	2	1
Earnings per ordinary share - continuing operations	23.0p	(7.2)p	3.0p	5.3p	(1.4)p
Earnings per ordinary share - discontinued operations	2.4p	1.0p	0.8p	0.5p	0.5p
Total earnings per share attributable to ordinary
shareholders - basic	25.4p	(6.2)p	3.8p	5.8p	(0.9)p
Earnings per ordinary share - fully diluted continuing
operations	22.9p	(7.2)p	3.0p	5.3p	(1.4)p
Earnings per ordinary share - fully diluted discontinued
operations	2.4p	1.0p	0.8p	0.5p	0.5p
Total earnings per share attributable to ordinary
shareholders - fully diluted	25.3p	(6.2)p	3.8p	5.8p	(0.9)p

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 3 on page 34.
(2)
The results of discontinued operations, comprising the post-tax profit is shown as a single amount on the face of the income statement. An analysis of this amount is presented in Financial statements note section in NatWest Group plc 2021 Annual Report and Accounts on pages 313 to 394.

Condensed consolidated statement of comprehensive income for the period ended
31 December 2021

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Profit/(loss) for the period	3,312	(434)	498	744	(20)
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes (1)	(669)	4	71	(6)	(50)
(Loss)/profit on fair value of credit in financial liabilities
designated at FVTPL due to own credit risk	(29)	(52)	-	(4)	(72)
FVOCI financial assets	13	(64)	2	3	(21)
Tax (1)	164	42	(21)	3	29
	(521)	(70)	52	(4)	(114)
Items that do qualify for reclassification
FVOCI financial assets	(100)	44	45	-	81
Cash flow hedges	(848)	271	(238)	(245)	(93)
Currency translation	(382)	276	(115)	21	(149)
Tax	213	(89)	83	65	(4)
	(1,117)	502	(225)	(159)	(165)
Other comprehensive (loss)/income after tax	(1,638)	432	(173)	(163)	(279)

Total comprehensive income/(loss) for the period	1,674	(2)	325	581	(299)

Attributable to:
Ordinary shareholders	1,308	(338)	261	512	(389)
Preference shareholders	19	26	5	5	5
Paid-in equity holders	299	355	58	63	83
Non-controlling interests	48	(45)	1	1	2
	1,674	(2)	325	581	(299)

(1)
Following the purchase of ordinary shares from UKGI in March 2021, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. There was also a pre-tax loss of £192 million (€224 million) in relation to the re-measurement of the Group’s Republic of Ireland pension schemes, primarily as a result of significant movements in underlying actuarial assumptions (2020: pre-tax gain of £72 million (€81 million)). In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the reporting period, are assessed to identify significant market fluctuations and one-off events since the end of the prior financial year.

Condensed consolidated balance sheet as at 31 December 2021

	31 December	30 September	31 December
	2021	2021	2020
	£m	£m	£m
Assets
Cash and balances at central banks	177,757	164,851	124,489
Trading assets	59,158	66,357	68,990
Derivatives	106,139	103,770	166,523
Settlement balances	2,141	8,140	2,297
Loans to banks - amortised cost	7,682	9,251	6,955
Loans to customers - amortised cost	358,990	361,022	360,544
Other financial assets	46,145	47,000	55,148
Intangible assets	6,723	6,723	6,655
Other assets	8,242	11,164	7,890
Assets of disposal groups	9,015	-	-
Total assets	781,992	778,278	799,491

Liabilities
Bank deposits	26,279	17,375	20,606
Customer deposits	479,810	476,319	431,739
Settlement balances	2,068	7,792	5,545
Trading liabilities	64,598	70,946	72,256
Derivatives	100,835	98,560	160,705
Other financial liabilities	49,326	47,857	45,811
Subordinated liabilities	8,429	8,675	9,962
Notes in circulation	3,047	3,037	2,655
Other liabilities	5,797	5,830	6,388
Total liabilities	740,189	736,391	755,667

Equity
Ordinary shareholders' interests	37,412	37,492	38,367
Other owners' interests	4,384	4,384	5,493
Owners’ equity	41,796	41,876	43,860
Non-controlling interests	7	11	(36)
Total equity	41,803	41,887	43,824
Total liabilities and equity	781,992	778,278	799,491

Condensed consolidated statement of changes in equity for the period ended
31 December 2021
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Called-up share capital - at 1 January	12,129	12,094	11,642	11,776	12,127
Ordinary shares issued	37	35	-	(1)	2
Share cancellation (1)	(698)	-	(174)	(133)	-
At 31 December	11,468	12,129	11,468	11,642	12,129

Paid-in equity - at 1 January	4,999	4,058	3,890	5,936	4,001
Redeemed	-	(1,277)	-	-	-
Reclassified (2)	(2,046)	-	-	(2,046)
Securities issued during the period	937	2,218	-	-	998
At 31 December	3,890	4,999	3,890	3,890	4,999

Share premium account - at 1 January	1,111	1,094	1,161	1,161	1,110
Ordinary shares issued	50	17	-	-	1
At 31 December	1,161	1,111	1,161	1,161	1,111

Merger reserve - at 1 January and 31 December	10,881	10,881	10,881	10,881	10,881

FVOCI reserve - at 1 January	360	138	237	239	(36)
Unrealised gains/(losses)	32	76	97	48	55
Realised (gains)/losses (3)	(122)	152	(51)	(48)	367
Tax	(1)	(6)	(14)	(2)	(26)
At 31 December	269	360	269	237	360

Cash flow hedging reserve - at 1 January	229	35	(254)	(77)	300
Amount recognised in equity	(687)	321	(186)	(178)	(75)
Amount transferred from equity to earnings	(161)	(50)	(52)	(67)	(18)
Tax	224	(77)	97	68	22
At 31 December	(395)	229	(395)	(254)	229

Foreign exchange reserve - at 1 January	1,608	1,343	1,325	1,304	1,758
Retranslation of net assets	(484)	297	(173)	25	(155)
Foreign currency gains/(losses) on hedges of net assets	88	(55)	48	(3)	4
Tax	(17)	6	(5)	(1)	-
Recycled to profit or loss on disposal of businesses (4)	10	17	10	-	1
At 31 December	1,205	1,608	1,205	1,325	1,608

Capital redemption reserve - at beginning of period	-	-	548	414	-
Share cancellation (1)	698	-	174	134	-
Redemption of preference shares	24	-	-	-	-
At end of period	722	-	722	548	-

Retained earnings - at 1 January	12,567	13,946	12,835	12,632	13,071
Profit/(loss) attributable to ordinary shareholders and
other equity owners
- continuing operations	2,992	(493)	400	678	(82)
- discontinued operations	276	121	97	64	61
Equity preference dividends paid	(19)	(26)	(5)	(5)	(5)
Paid-in equity dividends paid	(299)	(355)	(58)	(63)	(83)
Ordinary dividends paid	(693)	-	-	(346)	-
Shares repurchased during the year (1,5)	(1,423)	-	(387)	(288)	-
Unclaimed dividend	-	2	-	-	-
Redemption of preference shares	(24)	-	-	-	-
Redemption/reclassification of paid-in equity (2,6)	150	(355)	-	150	-
Realised gains/(losses) in period on FVOCI equity shares
- gross	3	(248)	1	3	(362)
- tax	-	-	-	-	27
Remeasurement of the retirement benefit schemes (4)
- gross	(669)	4	71	(6)	(50)
- tax	168	22	(16)	2	(7)

Condensed consolidated statement of changes in equity for the period ended
31 December 2021

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Changes in fair value of credit in financial liabilities
designated at FVTPL through profit or loss
- gross	(29)	(52)	-	(4)	(72)
- tax	3	8	-	1	9
Shares issued under employee share schemes	8	(11)	8	-	-
Share-based payments (7)	(45)	4	20	17	60
At 31 December	12,966	12,567	12,966	12,835	12,567

Own shares held - at 1 January	(24)	(42)	(389)	(391)	(24)
Shares issued under employee share schemes	36	95	18	1	-
Own shares acquired (1)	(383)	(77)	-	1	-
At 31 December	(371)	(24)	(371)	(389)	(24)
Owners' equity at 31 December	41,796	43,860	41,796	41,876	43,860

Non-controlling interests - at 1 January	(36)	9	11	10	(38)
Currency translation adjustments and other movements	4	17	-	(1)	1
Profit/(losses) attributable to non-controlling interests
- continuing operations	44	(62)	1	2	1
- discontinued operations	-	-	-	-	-
Dividends paid	(5)	-	(5)	-	-
At 31 December	7	(36)	7	11	(36)

Total equity at 31 December	41,803	43,824	41,803	41,887	43,824

Attributable to:
Ordinary shareholders	37,412	38,367	37,412	37,492	38,367
Preference shareholders	494	494	494	494	494
Paid-in equity holders	3,890	4,999	3,890	3,890	4,999
Non-controlling interests	7	(36)	7	11	(36)
	41,803	43,824	41,803	41,887	43,824

(1)
In March 2021, there was an agreement with HM Treasury to buy 591 million ordinary shares in the Company from UK Government Investments Ltd (UKGI), at 190.5p per share for the total consideration of £1.13 billion. NatWest Group cancelled 391 million of the purchased ordinary shares, amounting to £744 million excluding fees, and held the remaining 200 million in own shares held, amounting to £381 million excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(2)
In July 2021, paid-in equity reclassified to liabilities as the result of a call in August 2021 of US$2.65 billion AT1 Capital notes.
(3)
In 2020, the completion of the Alawwal bank merger resulted in the derecognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at fair value through other comprehensive income (FVOCI).
(4)
Following the purchase of ordinary shares from UKGI in March 2021, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. There was also a pre-tax loss of £192 million (€224 million) in relation to the re-measurement of the Group’s Republic of Ireland pension schemes, primarily as a result of significant movements in underlying actuarial assumptions (2020: pre-tax gain of £72 million (€81 million)). In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the reporting period, are assessed to identify significant market fluctuations and one-off events since the end of the prior financial year.
(5)
In line with the announcement in July 2021, NatWest Group plc repurchased and cancelled 310.8 million shares for total consideration of £676.2 million excluding fees. Of the 310.8 million shares bought back, 2.8 million shares were settled and cancelled in January 2022. The nominal value of the share cancellations has been transferred to the capital redemption reserve with the share premium element to retained earnings.
(6)
The redemption of paid-in equity includes a tax credit of £16 million.
(7)
Share-based payments includes a tax credit of £10 million.

Condensed consolidated cash flow statement for the period ended 31 December 2021
	Year ended
	31 December	31 December
	2021	2020
	£m	£m
Operating activities
Operating profit/(loss) before tax from continuing operations (1)	4,032	(481)
Operating profit before tax from discontinued operations (1)	279	130
Adjustments for non-cash items	3,626	2,845

Net cash flows from trading activities	7,937	2,494
Changes in operating assets and liabilities	46,606	26,815

Net cash flows from operating activities before tax	54,543	29,309
Income taxes paid	(856)	(214)

Net cash flows from operating activities	53,687	29,095
Net cash flows from investing activities	3,065	7,547
Net cash flows from financing activities	(2,604)	90
Effects of exchange rate changes on cash and cash equivalents	(2,641)	1,879

Net increase in cash and cash equivalents	51,507	38,611
Cash and cash equivalents at 1 January	139,199	100,588

Cash and cash equivalents at 31 December	190,706	139,199

(1)
Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 3 on page 34.

Notes
1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s 2021 Annual Report and Accounts which were prepared in accordance with UK adopted International Accounting Standards (IAS), International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union.

Going concern

Having reviewed NatWest Group’s principal risks, forecasts, projections and other relevant evidence, the directors have a reasonable expectation that NatWest Group will continue in operational existence for a period of twelve months from the date the financial statements are approved. Accordingly, the results for the year ended 31 December 2021 have been prepared on a going concern basis (see the Report of the directors, page 183, NatWest Group plc 2021 Annual Report and Accounts).

2. Accounting policies

NatWest Group’s principal accounting policies are as set out on pages 307 to 312 of the NatWest Group plc’s 2021 Annual Report and Accounts.

Critical accounting policies and key sources of estimation uncertainty

The judgments and assumptions that are considered to be the most important to the portrayal of NatWest Group’s financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions, goodwill and provisions for liabilities and charges. These critical accounting policies and judgments are noted on page 311 of the NatWest Group plc 2021 Annual Report and Accounts. Estimation uncertainty continues to be affected by the COVID-19 pandemic. Management’s consideration of this source of uncertainty is outlined in the relevant sections of NatWest Group plc’s 2021 Annual Report and Accounts, including the ECL estimate for the period in the Risk and capital management section contained in the NatWest Group plc’s 2021 Annual Report and Accounts.

Information used for significant estimates

The COVID-19 pandemic continued to cause significant economic and social disruption during year ended 31 December 2021. Key financial estimates are based on management's latest five-year revenue and cost forecasts. Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the COVID-19 pandemic on the economy of the UK and other countries or greater economic effect as countries and companies implement plans to counter climate risks. Changes in judgments and assumptions could result in a material adjustment to those estimates in the next reporting periods. (Refer to the NatWest Group plc Risk factors in the 2021 Annual Report and Accounts).

Notes
3. Discontinued operations and assets and liabilities of disposal groups
Two legally binding agreements for the sale of UBIDAC business were announced in 2021 as part of the phased withdrawal from the Republic of Ireland:

On 28 June 2021 NatWest Group announced it had agreed a binding sale agreement with Allied Irish Banks, p.l.c. for the transfer of c.€4.2 billion (plus up to €2.8 billion of undrawn exposures), of performing commercial loans as well as those c.280 colleagues that are wholly or mainly assigned to supporting that part of the business, with the final number of roles to be confirmed as the deal completes. The sale, subject to Competition and Consumer Protection Commission (CCPC) approval, is expected to be completed in a series of transactions during 2022 and Q1 2023.

On the 17 December 2021 NatWest Group signed a legally binding agreement with Permanent TSB p.l.c.  The proposed sale will include performing non-tracker mortgages, the performing loans in the micro-SME business; the UBIDAC Asset Finance business, including its Lombard digital platform, and a subset of Ulster Bank branch locations in the Republic of Ireland. The majority of loans are expected to transfer by Q4 2022. As part of the transaction it is anticipated that c.450 colleagues will have the right to transfer under the TUPE regulations, with the final number of roles to be confirmed as the deal completes.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group at 31 December 2021. The Ulster Bank RoI operating segment continues to be reported separately and reflects the results and balance sheet position of its continuing operations.

(a) Profit from discontinued operations, net of tax

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
Interest receivable	260	273	62	65	70
Net interest income	260	273	62	65	70
Non-interest income	9	15	4	1	3
Total income	269	288	66	66	73
Operating expenses	(47)	(47)	(14)	(11)	(12)
Profit before impairment losses	222	241	52	55	61
Impairment releases/(losses)	57	(111)	45	9	9
Operating profit before tax	279	130	97	64	70
Tax charge	(3)	(9)	-	-	(9)
Profit from discontinued operations, net of tax	276	121	97	64	61

(b) Assets and liabilities of disposal groups

2021
£m
Assets of disposal groups
Loans to customers - amortised cost	9,002
Derivatives	5
Other assets	8
9,015

Liabilities of disposal groups
Other liabilities	5
5

Net assets of disposal groups	9,010

(c) Operating cash flows attributable to discontinued operations

	Year ended
	31 December	31 December
	2021	2020
Net cash flows from operating activities	1,290	(895)
Net increase/(decrease) in cash and cash equivalents	1,290	(895)

Notes
4. Provisions for liabilities and charges

				Financial
	Customer	Litigation and		commitments
	redress (1)	other regulatory	Property	and guarantees	Other (2)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2021	749	365	271	178	289	1,852
Expected credit losses impairment
release	-	-	-	(83)	-	(83)
Currency translation and other
movements	(5)	-	2	(2)	(7)	(12)
Charge to income statement	173	307	113	-	196	789
Release to income statement	(25)	(86)	(118)	-	(82)	(311)
Provisions utilised	(418)	(309)	(37)	-	(203)	(967)
At 31 December 2021	474	277	231	93	193	1,268
(1)
Includes payment protection insurance provision which reflects the estimated cost of PPI redress attributable to claims prior to the Financial Conduct Authority (FCA) complaint deadline of 29 August 2019. All pre-deadline complaints have been processed which removes complaint volume estimation uncertainty from the provision estimate. NatWest Group continues to conclude remaining bank-identified closure work and conclude cases with the Financial Ombudsmen Service.
(2)
Other materially comprises provisions relating to restructuring costs.
(3)
Property provision materially includes dilapidation provisions. Release in property provision includes the effect of purchase of freeholds for properties where the group was the primary leaseholder.
(4)
Majority of charge in the year and utilisation of litigation provisions relates to FCA investigation into money laundering.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

5. Litigation and regulatory matters
NatWest Group plc and certain members of NatWest Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions. Note 27 in the NatWest Group plc 2021 Annual Report and Accounts, issued on 18 February 2022 and available at natwestgroup.com (Note 27), discusses the Matters in which NatWest Group is currently involved and material developments. Other than the Matters discussed in Note 27, no member of NatWest Group is or has been involved in governmental, legal, or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. Recent developments in the Matters identified in Note 27 that have occurred since the Q3 2021 Interim Management Statement was issued on 29 October 2021, include, but are not limited to, those set out below.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in several class actions, as well as more than two dozen non-class actions, relating to alleged historical artificial suppression of USD LIBOR, each of which is part of a co-ordinated proceeding in the United States District Court for the Southern District of New York (SDNY). In December 2021, the United States Court of Appeals for the Second Circuit (US Court of Appeals), reversing a December 2016 decision of the SDNY, held that plaintiffs in these cases have adequately alleged the court’s personal jurisdiction over NWM Plc and other non-US banks, including with respect to antitrust class action claims on behalf of over-the-counter plaintiffs and exchange-based purchaser plaintiffs. In the same decision, the appellate court affirmed the SDNY’s prior decision that plaintiffs who purchased LIBOR-based instruments from third parties (as opposed to the defendants) lack antitrust standing to pursue such claims. The appellate court remanded these matters to the SDNY for further proceedings in light of its rulings.

In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and NWB Plc. The defendants made a motion to dismiss this case, which was granted by the court in March 2020. One plaintiff sought to appeal the dismissal, but on 14 February 2022, the US Court of Appeals dismissed the appeal because that plaintiff lacks standing to maintain the appeal.

FX litigation
NWM Plc, NWMSI and / or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business. In December 2021, a claim was issued in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims, seeking a declaration from the court that anti-competitive FX market conduct described in decisions of the European Commission of 16 May 2019 is unlawful, along with unspecified damages. The claimant has indicated that it may seek to amend its claim to also refer to the December 2021 decision by the EC (described below under “Foreign exchange related investigations”). A hearing is scheduled for June 2022.

Notes

5. Litigation and regulatory matters continued

Spoofing litigation
In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc’s December 2021 spoofing-related guilty plea (described below under “US investigations relating to fixed-income securities”) and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. The three complaints are pending in the United States District Court for the Northern District of Illinois.

Regulatory matters
US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018.

The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA.

The plea agreement reached with the US Department of Justice and the USAO CT resolves both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a three-year period of probation and has paid a US$25.2 million criminal fine, approximately US$2.8 million in criminal forfeiture and approximately US$6.8 million in restitution out of existing provisions. The plea agreement also imposes an independent corporate monitor. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 425 of the NatWest Group plc 2021 Annual Report and Accounts.

Foreign exchange related investigations

In recent years, NWM Plc paid significant penalties to resolve investigations into its FX business by the FCA, the Commodity Futures Trading Commission, the US Department of Justice, the Board of Governors of the Federal Reserve System, the European Commission (EC) and others. In December 2021, the EC announced that a settlement had been reached with NatWest Group plc, NWM Plc and other banks in relation to its investigation into past breaches of competition law regarding spot foreign exchange trading. NatWest Group plc and NWM Plc were fined EUR 32.5 million in total relating to conduct that took place between 2011 and 2012. The fine was covered by existing provisions. This concludes the EC’s investigations into NatWest Group’s past spot foreign exchange trading activity.

FCA investigation into NatWest Group’s compliance with the Money Laundering Regulations 2007

Following an FCA investigation, commenced in 2017, into potential breaches of the UK Money Laundering Regulations 2007 (‘MLR 2007’), NWB Plc pled guilty in October 2021 to three offences under regulation 45(1) of the MLR 2007 for failure to comply with regulation 8(1) between 7 November 2013 and 23 June 2016, and regulations 8(3) and 14(1) between 8 November 2012 and 23 June 2016. These regulations required the firm to determine, conduct and demonstrate risk sensitive due diligence and ongoing monitoring of its relationships with its customers for the purposes of preventing money laundering. The offences relate to operational weaknesses between 2012 and 2016, during which period NWB Plc did not adequately monitor the accounts of a UK incorporated customer. In December 2021, NWB Plc was fined £264.8 million, incurred a confiscation order and was ordered to pay costs. This was met by NWB Plc from existing provisions, with a small additional provision taken in Q4 2021.

Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 425 of the NatWest Group plc 2021 Annual Report and Accounts.

Systematic Anti-Money Laundering Programme assessment
In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of NatWest Group. In August 2019, the FCA instructed NatWest Group to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to provide assurance on financial crime governance arrangements in relation to two financial crime change programmes. The Skilled Person’s final report was received in January 2022.

Notes
6. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of NatWest Group. NatWest Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Bank of England facilities
In the ordinary course of business, NatWest Group may from time to time access market-wide facilities provided by the Bank of England.

Other related parties
(a) In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company.
(b) NatWest Group recharges The NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NatWest Group.

Full details of NatWest Group’s related party transactions for the year ended 31 December 2021 are included in the NatWest Group plc 2021 Annual Report and Accounts.

7. Dividends
The company has announced that the directors have recommended a final dividend of £844 million, or 7.5p per ordinary share (2020 – £364 million, or 3.0p) subject to shareholder approval at the Annual General Meeting on 28 April 2022.

If approved, payment will be made on 4 May 2022 to shareholders on the register at the close of business on 18 March 2022. The ex-dividend date will be 17 March 2022.

8. Post balance sheet events
On 27 January 2022, NatWest Group announced that we will create a new franchise, Commercial and Institutional, bringing together our Commercial, NatWest Markets and RBS International businesses to form a single franchise, with common objectives, to best support our customers across the full non-personal customer lifecycle. Our reporting will follow this new structure from Q1 2022.

Regulatory calls were announced as a result of the PRA determination that certain instruments can no longer be included as part of Tier 1 capital on a solo and/or consolidated basis after 31 December 2021:

On 1 February 2022, NatWest Group plc gave notice of redemption to holders of the USD Series U Non-Cumulative Dollar Preference Shares (ISIN US39057AA62). The notional outstanding of $1,013 billion plus dividends for the current period to, but excluding the redemption date of 31 March 2022 will be paid to noteholders at par.

On 1 February 2022, NatWest Group plc gave notice of redemption to holders of the $1,200 billion 7.648% dollar Perpetual Regulatory Tier One Security (ISIN US780097AH44). The notional outstanding of $67.5 million plus interest for the current period will be paid to noteholders at a make whole price calculated at least one business day prior to the redemption date of 3 March 2022.

On 11 February 2022, NatWest Group plc gave notice to noteholders of the redemption of its €1.5 billion Fixed to Floating Rate notes due 8 March 2023. The notes will be redeemed on the optional redemption date of 8 March 2022. Payment of principal and accrued interest will be settled upon redemption at par. The call is because the note will cease to be MREL eligible from 8 March 2022.

Other than as disclosed in the accounts, there have been no other significant events between 31 December 2021 and the date of approval of these accounts which would require a change or additional disclosure.

Statement of directors’ responsibilities

The responsibility statement below has been prepared in connection with NatWest Group’s full Annual Report and Accounts for the year ended 31 December 2021.

We, the directors listed below, confirm that to the best of our knowledge:

−
The financial statements, prepared in accordance with UK adopted International Accounting Standards, International Financial Reporting Standards as issued by the International Accounting Standards Board and IFRS as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidated taken as a whole; and

−
The Strategic report and Directors’ report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies	Alison Rose-Slade	Katie Murray
Chairman	Group Chief Executive Officer	Group Chief Financial Officer

17 February 2022

Board of directors
Chairman	Executive directors	Non-executive directors
Howard Davies	Alison Rose-Slade Katie Murray	Frank Dangeard Patrick Flynn Morten Friis Robert Gillespie Yasmin Jetha Mike Rogers Mark Seligman Lena Wilson

Additional information

Presentation of information

‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’ and ‘we’ refers to NatWest Group plc and its subsidiary and associated undertakings. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings.  The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings.  The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc.  The term ‘NWB Plc’ refers to National Westminster Bank Plc.  The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC.  The term ‘RBSI Holdings Limited’ refers to The Royal Bank of Scotland International (Holdings) Limited. ‘Go-forward group’ excludes Ulster Bank RoI and discontinued operations.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence where the amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2019 have been filed with the Registrar of Companies and those for the year ended 31 December 2020 will be filed with the register of companies following the Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Ulster Bank RoI

Continuing operations

Two legally binding agreements for the sale of the UBIDAC business were announced in 2021 as part of the phased withdrawal from the Republic of Ireland: The sale of commercial lending to Allied Irish Banks p.l.c. (AIB) and the performing non-tracker mortgages, performing micro-SME loans, UBIDAC’s asset finance business and 25 of its branch locations to Permanent TSB plc. (PTSB). The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group on 31 December 2021. The Business performance summary presents the results of the Group’s continuing operations. For further details refer to Note 3 on page 34.

MAR – Inside Information

This announcement contains information that qualified or may have qualified as inside information for NatWest Group plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. This announcement is made by Alexander Holcroft, Head of Investor Relations for NatWest Group plc.

Contacts
Analyst enquiries:	Alexander Holcroft, Investor Relations	+44 (0) 20 7672 1758
Media enquiries:	NatWest Group Press Office	+44 (0) 131 523 4205

Management presentation	Fixed income presentation
Date: Friday 18 February 2022	Date: Friday 18 February 2022
Time: 9:00 am UK time	Time: 1:00 pm UK time
Zoom registration and dial in: www.natwestgroup.com/results

Available on www.natwestgroup.com/results
−	Announcement and slides.
−	2021 Annual Report and Accounts.
−	A financial supplement containing income statement, balance sheet and segment performance for the nine quarters ended 31 December 2021.
−	NatWest Group and NWH Group Pillar 3 Report.
−	Climate-related Disclosures Report 2021.
−	ESG Supplement 2021.

Forward looking statements
Cautionary statement regarding forward-looking statements
Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, cost reductions, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as climate and ESG-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing (CSFF) and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: the COVID-19 pandemic and its impact on NatWest Group; planned cost reductions, disposal losses and strategic costs; implementation of NatWest Group’s purpose-led strategy and other strategic priorities (including in relation to: its phased withdrawal from ROI, the NWM Refocusing and investment programmes relating to digital transformation of its operations and services and inorganic opportunities); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: the impact of the COVID-19 pandemic on NatWest Group and its customers; political and economic risks and uncertainty in the UK and global markets; uncertainty regarding the effects of Brexit; changes in interest rates and foreign currency exchange rates; and HM Treasury’s ownership of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group’s purpose-led Strategy; refocusing of its NWM franchise; and the effect of the COVID-19 pandemic on NatWest Group’s strategic objectives and targets); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties; counterparty and borrower risk; prudential regulatory requirements for capital and MREL; the adequacy of NatWest Group’s resolution plans; liquidity and funding risks; changes in the credit ratings; the requirements of regulatory stress tests; goodwill impairment; model risk; sensitivity to accounting policies, judgments, assumptions and estimates; changes in applicable accounting standards; the value or effectiveness of credit protection; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and the transitioning to a net zero economy; the implementation of NatWest Group’s climate change strategy and climate change resilient systems, controls and procedures; climate-related data and model risk; the failure to adapt to emerging climate, environmental and sustainability risks and opportunities; changes in ESG ratings; increasing levels of climate, environmental and sustainability related regulation and oversight; and climate, environmental and sustainability-related litigation, enforcement proceedings and investigations); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems (including those that enable remote working); attracting, retaining and developing senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; compliance with regulatory requirements; the outcome of legal, regulatory and governmental actions and investigations; the transition of LIBOR other IBOR rates to alternative risk-free rates; and changes in tax legislation or failure to generate future taxable profits).

Climate and ESG disclosures
Climate and ESG disclosures in this report use a greater number and level of judgments, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information. These judgments, assumptions and estimates are highly likely to change over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis and net zero strategy remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. As a result, we expect that certain climate and ESG disclosures made in this report are likely to be amended, updated, recalculated or restated in the future. This forward-looking statement should be read together with the ‘Climate-related and other forward-looking statements and metrics’ of the NatWest Group 2021 Climate-related Disclosures Report.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Appendix
RBS\

Non-IFRS financial measures

Non-IFRS financial measures
NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures.

Non-IFRS financial measures
1. Adjustment for notable items
Go-forward group income excluding notable items is calculated as total income excluding Ulster Bank RoI total income and excluding notable items. UK and RBSI retail and commercial businesses total income excluding notable items comprises income in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments excluding notable items.

The exclusion of notable items aims to remove the impact of one-offs which may distort period-on-period comparisons.

Refer to pages 8 and 11 for further details.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
Continuing operations
Total income (1)	10,512	10,508	2,622	2,708	2,462
Less Ulster Bank RoI total income	(228)	(222)	(43)	(79)	(58)
Go-forward group income	10,284	10,286	2,579	2,629	2,404
Less notable items	(210)	384	(62)	(118)	81
Go-forward group income excluding notable items	10,074	10,670	2,517	2,511	2,485

Total income
Retail Banking	4,445	4,181	1,164	1,131	974
Private Banking	816	763	253	195	184
Commercial Banking	3,875	3,958	987	965	951
RBS International	548	497	156	136	126
UK and RBSI retail and commercial businesses income	9,684	9,399	2,560	2,427	2,235
Less notable items (2)	(64)	87	(50)	(4)	84
UK and RBSI retail and commercial businesses
income excluding notable items	9,620	9,486	2,510	2,423	2,319

(1)
Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 3 on page 34.
(2)
For details of UK and RBSI retail and commercial businesses notable items refer to page 11.

2. Adjustment for asset disposals/strategic risk reductions and own credit adjustments
NWM total income excluding asset disposals/strategic risk reductions and own credit adjustments (OCA) is calculated as total income of the NWM business less asset disposals/strategic risk reductions and OCA.

This aims to show underlying income generation in NWM excluding the impact of disposal losses and OCA.

Refer to pages 11 and 16 for further details.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
NWM total income	415	1,123	25	95	73
Less asset disposals/strategic risk reduction	64	83	12	12	8
Less OCA	(6)	24	(3)	(2)	43
NWM total income excluding asset disposals/ strategic
risk reductions and OCA	473	1,230	34	105	124

Non-IFRS financial measures
3. Operating expenses - management view
The management analysis of operating expenses shows strategic costs and litigation and conduct costs in separate lines. Depreciation and amortisation, and other administrative expenses attributable to these costs are included in strategic costs and litigation and conduct costs lines for management analysis. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.

Other expenses excludes strategic costs and litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

Refer to pages 11 and 27 for further details.

Non-statutory analysis
	Year ended
	31 December 2021				31 December 2020 (1)
		Litigation		Statutory		Litigation		Statutory
	Strategic	and conduct	Other	operating	Strategic	and conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Continuing operations
Staff costs	411	-	3,265	3,676	462	-	3,416	3,878
Premises and equipment	103	-	1,030	1,133	233	-	989	1,222
Other administrative expenses	133	466	1,427	2,026	197	113	1,535	1,845
Depreciation and amortisation	140	-	783	923	121	-	792	913
Total	787	466	6,505	7,758	1,013	113	6,732	7,858

					Quarter ended
					31 December 2021
						Litigation		Statutory
					Strategic	and conduct	Other	operating
Operating expenses					costs	costs	expenses	expenses
Continuing operations
Staff costs					122	-	793	915
Premises and equipment					73	-	295	368
Other administrative expenses					65	190	480	735
Depreciation and amortisation					118	-	192	310
Total					378	190	1,760	2,328

					30 September 2021 (1)
						Litigation		Statutory
					Strategic	and conduct	Other	operating
Operating expenses					costs	costs	expenses	expenses
Continuing operations
Staff costs					74	-	807	881
Premises and equipment					(2)	-	265	263
Other administrative expenses					4	294	290	588
Depreciation and amortisation					1	-	198	199
Total					77	294	1,560	1,931

					31 December 2020 (1)
						Litigation		Statutory
					Strategic	and conduct	Other	operating
Operating expenses					costs	costs	expenses	expenses
Continuing operations
Staff costs					147	-	828	975
Premises and equipment					63	-	257	320
Other administrative expenses					54	194	516	764
Depreciation and amortisation					62	-	208	270
Total					326	194	1,809	2,329

(1)
Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 3 on page 34.

Non-IFRS financial measures
4. Other expenses excluding operating lease depreciation (OLD) and Ulster Bank RoI direct costs
Our cost target for 2021 is based on this measure and we track progress against this.

Refer to page 4 for further details.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2021	2020 (1)	2021	2021 (1)	2020 (1)
Continuing operations
Total operating expenses	7,758	7,858	2,328	1,931	2,329
Less strategic costs	(787)	(1,013)	(378)	(77)	(326)
Less litigation and conduct costs	(466)	(113)	(190)	(294)	(194)
Other expenses	6,505	6,732	1,760	1,560	1,809
Less OLD	(140)	(145)	(34)	(36)	(35)
Other expenses excluding OLD	6,365	6,587	1,726	1,524	1,774
Less Ulster Bank RoI direct costs	(273)	(239)	(69)	(64)	(58)
Other expenses excluding OLD and Ulster
Bank RoI direct costs	6,092	6,348	1,657	1,460	1,716

(1)
Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 3 on page 34.

5. Cost:income ratio
The cost:income ratio is calculated as total operating expenses less OLD divided by total income less OLD.

This is a common metric used to compare profitability across the banking industry.

Refer to pages 8, 12 to 16 and 19 to 23 for further details.

	Go-forward group
							Total
						Central	excluding
	Retail	Private	Commercial	RBS	NatWest	items	Ulster	Ulster	NatWest
	Banking	Banking	Banking	International	Markets	& other	Bank RoI	Bank RoI	Group
Year ended 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	(2,513)	(520)	(2,354)	(242)	(1,161)	(486)	(7,276)	(482)	(7,758)
Operating lease depreciation	-	-	140	-	-	-	140	-	140
Adjusted operating expenses	(2,513)	(520)	(2,214)	(242)	(1,161)	(486)	(7,136)	(482)	(7,618)
Total income	4,445	816	3,875	548	415	185	10,284	228	10,512
Operating lease depreciation	-	-	(140)	-	-	-	(140)	-	(140)
Adjusted total income	4,445	816	3,735	548	415	185	10,144	228	10,372
Cost:income ratio	56.5%	63.7%	59.3%	44.2%	279.8%	nm	70.3%	nm	73.4%

Year ended 31 December 2020 (1)
Continuing operations
Operating expenses	(2,540)	(455)	(2,430)	(291)	(1,310)	(391)	(7,417)	(441)	(7,858)
Operating lease depreciation	-	-	145	-	-	-	145	-	145
Adjusted operating expenses	(2,540)	(455)	(2,285)	(291)	(1,310)	(391)	(7,272)	(441)	(7,713)
Total income	4,181	763	3,958	497	1,123	(236)	10,286	222	10,508
Operating lease depreciation	-	-	(145)	-	-	-	(145)	-	(145)
Adjusted total income	4,181	763	3,813	497	1,123	(236)	10,141	222	10,363
Cost:income ratio	60.8%	59.6%	59.9%	58.6%	116.7%	nm	71.7%	nm	74.4%

Non-IFRS financial measures
5. Cost:income ratio continued
	Go-forward group
							Total
						Central	excluding
	Retail	Private	Commercial	RBS	NatWest	items	Ulster	Ulster	NatWest
	Banking	Banking	Banking	International	Markets	& other	Bank RoI	Bank RoI	Group
Quarter ended 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	(774)	(155)	(646)	(70)	(343)	(209)	(2,197)	(131)	(2,328)
Operating lease depreciation	-	-	34	-	-	-	34	-	34
Adjusted operating expenses	(774)	(155)	(612)	(70)	(343)	(209)	(2,163)	(131)	(2,294)
Total income	1,164	253	987	156	25	(6)	2,579	43	2,622
Operating lease depreciation	-	-	(34)	-	-	-	(34)	-	(34)
Adjusted total income	1,164	253	953	156	25	(6)	2,545	43	2,588
Cost:income ratio	66.5%	61.3%	64.2%	44.9%	nm	nm	85.0%	nm	88.6%

Quarter ended 30 September 2021 (1)
Continuing operations
Operating expenses	(552)	(116)	(556)	(60)	(258)	(277)	(1,819)	(112)	(1,931)
Operating lease depreciation	-	-	36	-	-	-	36	-	36
Adjusted operating expenses	(552)	(116)	(520)	(60)	(258)	(277)	(1,783)	(112)	(1,895)
Total income	1,131	195	965	136	95	107	2,629	79	2,708
Operating lease depreciation	-	-	(36)	-	-	-	(36)	-	(36)
Adjusted total income	1,131	195	929	136	95	107	2,593	79	2,672
Cost:income ratio	48.8%	59.5%	56.0%	44.1%	271.6%	nm	68.8%	nm	70.9%

Quarter ended 31 December 2020 (1)
Continuing operations
Operating expenses	(818)	(91)	(656)	(112)	(301)	(248)	(2,226)	(103)	(2,329)
Operating lease depreciation	-	-	35	-	-	-	35	-	35
Adjusted operating expenses	(818)	(91)	(621)	(112)	(301)	(248)	(2,191)	(103)	(2,294)
Total income	974	184	951	126	73	96	2,404	58	2,462
Operating lease depreciation	-	-	(35)	-	-	-	(35)	-	(35)
Adjusted total income	974	184	916	126	73	96	2,369	58	2,427
Cost:income ratio	84.0%	49.5%	67.8%	88.9%	nm	nm	92.5%	nm	94.5%

(1)
Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 3 on page 34.

6. NatWest Group return on tangible equity
Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding non-controlling interests (NCI) less average intangible assets and average other owners’ equity.

Go-forward group return on tangible equity is calculated as annualised profit or loss for the period less Ulster Bank RoI loss from continuing operations and less profit from discontinued operations divided by go-forward group total tangible equity.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector.

Refer to pages 2, 8 and 19 to 23 for further details.

	Year ended or as at		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
NatWest Group return on tangible equity	2021	2020	2021	2021	2020
Profit/(loss) attributable to ordinary shareholders (£m)	2,950	(753)	434	674	(109)
Annualised profit/(loss) attributable to ordinary shareholders (£m)			1,736	2,696	(436)

Average total equity (£m)	42,727	43,774	41,887	42,507	43,648
Adjustment for other owners equity and intangibles (£m)	(11,395)	(11,872)	(10,719)	(10,881)	(11,895)
Adjusted total tangible equity (£m)	31,332	31,902	31,168	31,626	31,753

Return on tangible equity (%)	9.4%	(2.4%)	5.6%	8.5%	(1.4%)

Go-forward group return on tangible equity
Profit/(loss) attributable to ordinary shareholders (£m)	2,950	(753)	434	674	(109)
Less Ulster Bank RoI loss from continuing operations (£m)	255	495	73	26	171
Less profit from discontinued operations (£m)	(276)	(121)	(97)	(64)	(61)
Go-forward group profit/(loss) attributable to ordinary shareholders (£m)	2,929	(379)	410	636	1
Annualised go-forward group profit/(loss) attributable
to ordinary shareholders (£m)			1,640	2,544	4

Average total equity (£m)	42,727	43,774	41,887	42,507	43,648
Adjustment for other owners equity and intangibles (£m)	(11,395)	(11,872)	(10,719)	(10,881)	(11,895)
Adjusted total tangible equity (£m)	31,332	31,902	31,168	31,626	31,753
Go-forward group RWAe applying factor (%)	93%	93%	93%	93%	93%
Go-forward group total tangible equity (£m)	29,139	29,669	28,986	29,412	29,530

Return on tangible equity (%)	10.0%	(1.3%)	5.6%	8.6%	nm

7. Segmental return on equity
Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends and tax, divided by average notional tangible equity, allocated at an operating segment specific rate of the period average segmental risk- weighted assets, incorporating the effect of capital deductions (RWAes).

This measure shows the return generated by operating segments on equity deployed.

Refer to pages 12 to 16 and 19 to 23 for further details.

	Retail	Private	Commercial	RBS	NatWest
Year ended 31 December 2021	Banking	Banking	Banking	International	Markets
Operating profit/(loss) (£m)	1,968	350	2,594	358	(711)
Preference share cost allocation (£m)	(79)	(21)	(154)	(20)	(63)
Adjustment for tax (£m)	(529)	(92)	(683)	(59)	217
Adjusted attributable profit/(loss) (£m)	1,360	237	1,757	279	(557)
Average RWAe (£bn)	36.0	11.2	69.5	7.8	28.4
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.2	1.4	8.0	1.2	4.3
Return on equity	26.1%	17.0%	22.0%	22.5%	(13.1%)

Year ended 31 December 2020 (1)
Operating profit/(loss) (£m)	849	208	(399)	99	(227)
Preference share cost allocation (£m)	(88)	(22)	(153)	(20)	(68)
Adjustment for tax (£m)	(213)	(52)	155	(11)	83
Adjusted attributable profit/(loss) (£m)	548	134	(397)	68	(212)
Average RWAe (£bn)	37.2	10.4	76.4	7.0	37.3
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.4	1.3	8.8	1.1	5.6
Return on equity	10.2%	10.3%	(4.5%)	6.1%	(3.8%)

Non-IFRS financial measures
7. Segmental return on equity continued

	Retail	Private	Commercial	RBS	NatWest
Quarter ended 31 December 2021	Banking	Banking	Banking	International	Markets
Operating profit/(loss) (£m)	385	110	630	98	(302)
Preference share cost allocation (£m)	(20)	(5)	(38)	(5)	(16)
Adjustment for tax (£m)	(102)	(29)	(166)	(16)	89
Adjusted attributable profit/(loss) (£m)	263	76	426	77	(229)
Annualised adjusted attributable profit/(loss) (£m)	1,052	304	1,704	308	(916)
Average RWAe (£bn)	36.9	11.3	66.3	8.0	27.2
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.3	1.4	7.6	1.3	4.1
Return on equity	19.7%	21.3%	22.4%	24.0%	(22.5%)

Quarter ended 30 September 2021
Operating profit/(loss) (£m)	563	94	625	87	(160)
Preference share cost allocation (£m)	(20)	(5)	(38)	(5)	(16)
Adjustment for tax (£m)	(152)	(25)	(164)	(14)	49
Adjusted attributable profit/(loss) (£m)	391	64	423	68	(127)
Annualised adjusted attributable profit/(loss) (£m)	1,564	256	1,692	272	(508)
Average RWAe (£bn)	36.1	11.3	67.6	7.8	27.9
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.2	1.4	7.8	1.3	4.2
Return on equity	29.9%	18.1%	21.7%	21.6%	(12.1%)

Quarter ended 31 December 2020
Operating profit/(loss) (£m)	91	67	285	(13)	(230)
Preference share cost allocation (£m)	(22)	(5)	(38)	(5)	(17)
Adjustment for tax (£m)	(19)	(17)	(69)	3	69
Adjusted attributable profit/(loss) (£m)	50	45	178	(15)	(178)
Annualised adjusted attributable profit/(loss) (£m)	200	180	712	(60)	(712)
Average RWAe (£bn)	36.1	10.7	75.9	7.1	31.5
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.2	1.3	8.7	1.1	4.7
Return on equity	3.8%	13.3%	8.1%	(5.5%)	(15.0%)

8. Tangible equity
Tangible equity is ordinary shareholders’ interest less intangible assets. TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and the starting point for calculating regulatory capital.

Refer to pages 9, 10 and 24 for further details.

	Year ended or as at
	31 December	31 December
	2021	2020
Ordinary shareholders’ interests (£m)	37,412	38,367
Less intangible assets (£m)	(6,723)	(6,655)
Tangible equity (£m)	30,689	31,712

Ordinary shares in issue (millions)	11,272	12,129

TNAV per ordinary share (pence)	272p	261p

9. Net interest margin
Bank net interest margin is defined as net interest income of the banking business of the Go-forward group less NatWest Markets (NWM) element and excluding liquid asset buffer, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of the Go-forward group less NWM element and excluding liquid asset buffer.

The exclusion of the NWM element aims to eliminate the impact of distorting volatility in NWM.

The term Go-forward group excludes Ulster Bank RoI and discontinued operations. The exclusion of the discontinued element from the average interest earning assets aims to align the basis of calculation with prior periods.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due.

The exclusion of liquid asset buffer has been introduced as a way to present net interest margin on a basis more comparable with UK peers and exclude the impact of regulatory driven factors.

Refer to pages 2, 8 and 10 for further details.

	Year ended or as at		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Continuing operations
NatWest Group net interest income (1)	7,614	7,476	1,942	1,889	1,901
Less NWM net interest income	(9)	57	(13)	1	2
Less Ulster Bank RoI net interest income	(100)	(122)	(23)	(23)	(31)
Bank net interest income	7,505	7,411	1,906	1,867	1,872

Annualised NatWest Group net interest income			7,705	7,494	7,563
Annualised Bank net interest income			7,562	7,407	7,447

Average interest earning assets (IEA)	524,886	483,719	551,577	527,886	499,793
Less NWM average IEA	(32,730)	(37,929)	(33,718)	(32,497)	(36,515)
Less Ulster Bank RoI average IEA	(15,854)	(16,600)	(15,018)	(15,701)	(17,040)
Less liquid asset buffer average IEA (1)	(162,195)	(127,945)	(184,730)	(164,897)	(140,491)
Bank average IEA	314,107	301,245	318,111	314,791	305,747

Bank net interest margin	2.39%	2.46%	2.38%	2.35%	2.44%

(1)
Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 3 on page 34.

Non-IFRS financial measures
10. Net lending
NatWest Group net lending is calculated as total loans to customers less loan impairment provisions.

Go-forward group net lending is calculated as net loans to customers less Ulster Bank RoI net loans to customers.

UK and RBSI retail and commercial businesses net lending excluding UK Government support schemes comprises customer loans in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments, excluding UK Government support schemes.

This is the basis of our lending target for our key retail and commercial businesses.

Refer to pages 2 ,5, 9 and 10 for further details.

	As at
	31 December	31 December
	2021	2020
	£bn	£bn
Total loans to customers (amortised cost)	362.8	366.5
Less loan impairment provisions	(3.8)	(6.0)
Net loans to customers (amortised cost)	359.0	360.5
Less Ulster Bank RoI net loans to customers (amortised cost)	(6.7)	(18.0)
Go-forward group net lending	352.3	342.5

Net loans to customers (amortised cost)
Retail Banking	182.2	172.3
Private Banking	18.4	17.0
Commercial Banking	101.2	108.2
RBS International	15.5	13.3
UK and RBSI retail and commercial businesses net loans to customers (amortised cost)	317.3	310.8
Less UK Government support schemes	(11.6)	(12.9)
Total UK and RBSI retail and commercial businesses
net lending excluding UK Government support schemes	305.7	297.9

11. Customer deposits
Go-forward group customer deposits is calculated as total customer deposits less Ulster Bank RoI customer deposits.

UK and RBSI retail and commercial businesses customer deposits comprises customer deposits in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments.

This metric is used to show underlying deposit movements across our key retail and commercial businesses.

Refer to pages 2, 9 and 10 for further details.

	As at
	31 December	31 December
	2021	2020
	£bn	£bn
Total customer deposits	479.8	431.7
Less Ulster Bank RoI customer deposits	(18.4)	(19.6)
Go-forward group customer deposits	461.4	412.1

Retail Banking	188.9	171.8
Private Banking	39.3	32.4
Commercial Banking	177.7	167.7
RBS International	37.5	31.3
Total UK and RBSI retail and commercial businesses customer deposits	443.4	403.2

12. Total operating profit before tax including discontinued operations
Given the current progress of the phased withdrawal from the Republic of Ireland, UB RoI results are currently presented in both continuing and discontinued operations. Including operating profit before tax from discontinued operations provides a complete view of the NatWest Group operating profit in 2021.

Refer to page 4 for further details.
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2021	2020	2021	2021	2020

Operating profit/(loss) before tax	4,032	(481)	635	1,010	(6)
Operating profit before tax from discontinued operations	279	130	97	64	70
Total operating profit including discontinued operations	4,311	(351)	732	1,074	64

Performance metrics not defined under IFRS
Metrics based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules.

1. Loan:deposit ratio
Loan:deposit ratio is calculated as net customer loans held at amortised cost divided by total customer deposits.

This is a common metric used among peers to assess liquidity.

Refer to page 9 for further details.

	As at
	31 December	31 December
	2021	2020
	£m	£m
Loans to customers - amortised cost	358,990	360,544
Customer deposits	479,810	431,739
Loan:deposit ratio (%)	75%	84%

2. Loan impairment rate
Loan impairment rate is the annualised loan impairment charge divided by gross customer loans.

Refer to pages 8, 12 to 15 and 19 to 23 for further details.

3. Funded assets
Funded assets is calculated as total assets less derivative assets.

This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

Refer to pages 9, 16 and 19 to 23 for further details.

4. AUMAs
AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and RBSI customers. AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and RBSI for their customers accordingly, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and RBSI franchises.

Private Banking is the Centre of Expertise for asset management across NatWest Group servicing all client segments across Retail, Premier and Private Banking.

Refer to pages 9 and 13 for further details.

5. Depositary assets
Assets held by RBSI as an independent trustee and in a depositary service capacity.

Depositary assets are a closely monitored KPI for the RBS International business and its inclusion in commentary highlights the services that RBS International provides.

Refer to page 15 for further details.

6. Wholesale funding
Wholesale funding comprises deposits by banks, debt securities in issue and subordinated liabilities.

This is a closely monitored metric used across the banking industry to ensure capital requirements are being met.

Refer to pages 9 and 10 for further details.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 18 February 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary